EXHIBIT 13

ABOUT THE COMPANY

DSG International Limited (the “Company”) is a global company specialized in manufacturing and distribution of disposable baby diapers, adult incontinence and training pants products. The Company now has nine manufacturing plants established in Hong Kong, the United States, England, the People’s Republic of China (“PRC”), Thailand, Indonesia and Malaysia. The Company’s products are marketed and distributed throughout Asia, North America and Europe. Its principal brand names are “FITTI®”, “PET PET®”, “COSIES®”, “COSIFITS®”, “BABY LOVE®”, “BABYJOY®”, “LULLABY®”, “CARES®”, “CUDDLES®”, “SUPER FAN-NIES®”, “DISPO 123™”, “HANDY™”, “CERTAINTY®”, “MERIT®” and “DRYPERS®”. These brands are synonymous with high quality and superior value, characteristics that the Company is dedicated to maintaining.

FINANCIAL HIGHLIGHTS

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(In US$ million except per share amounts)
Net sales(1)	$227.8	$227.8	$157.6	$152.4	$159.2
(Loss) income from continuing operations	$(0.4)	$(29.5)	$(0.5)	$0.4	$(2.2)
Income from discontinued operations	$17.6	$2.0	$3.5	$4.0	$3.8
Net income (loss)	$17.2	$(27.5)	$3.0	$4.4	$1.6
Shareholders’ equity	$59.0	$39.0	$63.4	$70.3	$68.0
Income (loss) per share
Continuing operations	$(0.05)	$(4.39)	$(0.08)	$0.07	$(0.34)
Discontinued operations	$2.52	$0.29	$0.52	$0.59	$0.58
Net income (loss) per share	$2.47	$(4.10)	$0.44	$0.66	$0.24

(1)	The amount of sales incentives included as a deduction from sales in accordance with Emerging Issues Task Force (“EITF”) No. 01-9, “Accounting for Consideration Given by a Vendor or a Customer (Including a Reseller of the Vendor’s Products)”, was $25.0, $26.7, $12.3, $10.8 and $8.3 for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

CONTENTS

THE DSG MANAGEMENT TEAM	3
Executive and Non-Executive Directors of DSG

TO OUR SHAREHOLDERS	4
Report on the highlights of 2002 and the outlook for 2003 by Brandon Wang, Chairman

OPERATIONS	6
Report of DSG’s operations world-wide in 2002

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	9

SELECTED CONSOLIDATED FINANCIAL DATA	25

MANAGEMENT REPORT	27
by Edmund J Schwartz, Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT	28
by Deloitte Touche Tohmatsu, Hong Kong

CONSOLIDATED STATEMENTS OF OPERATIONS	29

CONSOLIDATED BALANCE SHEETS	31

CONSOLIDATED STATEMENTS OF CASH FLOWS	33

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	36

SHAREHOLDER INFORMATION	64

DSG COMPANIES	65
DSG Corporate addresses world-wide

THE DSG MANAGEMENT TEAM

DSG EXECUTIVE DIRECTORS	DSG OFFICERS

Brandon S L Wang	Edmund J Schwartz
Chairman and Chief Executive Officer	Chief Financial Officer

Johnny S L Tsui	George Jackson
Member of Executive Cabinet, Chief Operating Officer of Greater China and Company Secretary	Chief Executive of USA

Patrick K Y Tsang	Patrick Wong
Member of Executive Cabinet and Chief Operating Officer of Europe	Chief Operating Officer—South East Asia

Terence Y F Leung	Steven Pankow
Member of Executive Cabinet	Executive Vice President of Sales & Marketing of USA

Peter Chang
Member of Executive Cabinet and Chairman of North American operations

DSG NON-EXECUTIVE DIRECTORS

Anil Thadani
Chairman of Schroder Capital Partners (Asia) Limited, Hong Kong

Owen Price
Formerly Managing Director of Dairy Farm International Holdings, Hong Kong (retired in 1993)

TO OUR SHAREHOLDERS

The year 2002 brought with it significantly improved financial performance. The recovery was the direct outcome of the improved financial results of the Company’s North American operations. With the effective integration of the Drypers acquisition completed in the first quarter of the year, the North American business realized the majority of its anticipated cost savings synergies even though sales remained flat compared to one year ago.

The Company also underwent a significant change in its operational structure in 2002 with the sale of its Australian subsidiaries. The sale of the Company’s Australian operations was consummated on December 6, 2002. The business was sold to an affiliate of Castle Harlan Australian Mezzanine Partners Pty Ltd. The ten months’ financial results ending October 31, 2002 for the Australian Operations are included as Discontinued Operations in this report.

In relation to the sale of its Australian subsidiaries the Company announced on March 21, 2003 the payment of a 70-cent dividend to shareholders of record on April 11, 2003. The dividend was paid on April 25, 2003.

Financial Review

Net sales from continuing operations in 2002 of $227.8 million were at par with the comparable period in 2001. In 2002, the Company recorded net loss from continuing operations of $355,000 compared to a net loss of $29.5 million in 2001. The improvement in 2002 resulted primarily from improved operating performance within the Company’s North American operations and the absence of certain charges recorded in 2001, including those related to the settlement of legal cases.

Income from discontinued operations in 2002 was $17.6 million compared to $2.0 million in 2001. The dominant factor in this improvement is related to increased performance within the Company’s Australian operations which were sold in the fourth quarter of 2002 and the $14.8 million gain realized on the sale of the Company’s Australian subsidiaries.

Net income in 2002 including discontinued operations was $17.2 million compared to a $27.6 million net loss in 2001. As previously mentioned, the improvement relates primarily to improved financial performance in North America and recognition of a gain on the sale of the Company’s Australian subsidiaries. On a consolidated basis, in 2002 the Company recorded net income of $2.47 per share versus a net loss of $4.10 per share in 2001.

Operations

North America

By the end of the first quarter of 2002, the North American operations had successfully accomplished the integration of the 2001 Drypers acquisition. The significantly improved financial performance in this region is a firm indication that the North American operations achieved most of its cost reduction goals with the integration of Drypers. Although the North American business operated under difficult market conditions in 2002, it is poised to take advantage of its new synergies as market conditions improve.

Asia

As a whole, the net sales in the Asian region dropped by 1.3% during 2002. However, we continued to have double digit sales growth in Thailand and Indonesia. The economies in this region were not as strong as they were in 2001 and the Company is continuing to promote aggressive, competitive and tailored marketing strategies in the various locales of the region. The success of this strategy is most evident in our Thailand operations which are in the process of expanding to a new manufacturing facility to meet increased demand for the Company’s products.

Europe

In Europe, the Company has scaled back its operations. However, the U.K. operation continues to concentrate on both branded and private label disposable diapers for the U.K. market.

Australia

In the fourth quarter of 2002, the Company’s Australian subsidiaries were sold to a venture capital group which is an affiliate of Castle Harlan Australian Mezzanine Partners Pty Ltd. The Company has included the financial results of the Australian subsidiaries for the period ended October 31, 2002 as a part of discontinued operations.

Outlook

The year 2002 was a year of financial recovery for the Company. The successful integration of the Drypers acquisition into the Company’s North American operations led the way to significantly improved profit performance. It was also a year in which a major divestiture occurred with the sale of the Company’s Australian subsidiaries. Once again the challenges of the marketplace did not offer much in the way of relief to the tough competitive environment created by the brand leaders within our industry. Competitive pricing pressures are expected to continue in 2003 in all of our markets. In addition, a new obstacle has been presented primarily in our Greater China (the PRC and Hong Kong) and South East Asian markets with the onset of the disease Severe Acute Respiratory Syndrome (SARS). The Company is unable to predict the impact this disease may have on the short or long-term growth of these markets. However, we continue to progress and follow our strategy of continuous improvement in every aspect of our business within each of our markets. I feel confident that this philosophy will accrue long term benefits to the Company and our efforts will be rewarded in the marketplace. Although we expect to face difficult market conditions and new challenges in the coming year, we remain optimistic about the future for DSG International Limited.

We appreciate the support of our shareholders and look forward to improving on the performance of this past year.

Brandon Wang

Chairman

OPERATIONS

DSG International Limited and its subsidiaries, first established in Hong Kong in 1973, is one of the world leading companies specialized in manufacturing disposable baby diapers, adult incontinence and training pants products. The Company now operates nine manufacturing facilities in North America, Asia and Europe with extensive distribution activities around the world.

The principal raw materials for the Company’s disposable products are fluff wood pulp and super absorbent polymer. Other raw materials include polyethylene backsheets, cloth-like breathable backsheets, polypropylene non-woven liners, adhesive closure tapes, mechanical closure tapes, hot melt adhesive, elastic, aloe vera and tissue.

There are different marketing and distribution strategies for each geographic segment of the Company, however, the Company’s fundamental strategies are:

●	Producing high quality and value-added products for consumers.

●	Providing healthy profit margins to distributors and retailers.

●	Manufacturing in a highly flexible and efficient way.

●	Responding intelligently to change in the marketplace.

NORTH AMERICA

During 2002 the Company made significant progress toward its goals of eliminating costs, increasing manufacturing efficiencies and improving overall operations by completing the integration of the Drypers acquisition. Net sales improved by 1.9% versus 2001, operating income improved by $18.6 million to $4.3 million. Recruitment of a number of seasoned industry professionals further strengthened the Company’s management team. The Company expects sales growth to be challenging in 2003, but anticipates financial results to continue to improve via its continued cost reduction efforts, combined with continued improvements in its manufacturing operations.

The net sales for the year 2002 were $161.5 million compared to $158.6 million in 2001. The increase in net sales resulted from gains in the private label baby products sector offset by the erosion of branded sales. Operating income increased by $18.6 million in year 2002 versus 2001. This increase is primarily the result of restructuring after the Drypers acquisition, a reduction of excess manufacturing capacity and reduced selling, general and administrative costs.

The Company continued to expand its private label diaper and training pant business, while maintaining key customers and markets in its branded business. On the branded side, the Company has retained national distribution on its DRYPERS® brand with many retailers including Walgreens Drug Stores. The FITTI® brand remains very strong in the leading U.S. retail markets of New York and New Jersey, in addition to other major markets throughout the U.S. On the private label side, the Company continued to strengthen its existing private label partnerships with major retailers like Wal-Mart, Kroger, Walgreens, Pathmark, A&P, Meijer, Aldi and others. The Company has expanded its base of private label by adding new customer partners like DeMoulas, Eckerd Drug and Giant Eagle. The Company continued to add new products in the area of disposable baby products. Included in the expansion of our product offering was a new XL size training pant and new features for baby diaper products. The Company will continue to target other major retailers to establish new profitable private label partnerships in all of its product categories.

In the adult incontinence area, the Company continued to pursue the strategy of having the capability to provide key retailers, institutions and consumers with product technology that is superior to what other manufacturers can currently provide. The “value” tier fitted briefs introduced by the Company in 1999 for the private label retailers has been well embraced by the consumers. As the result of this success, the Company currently is putting on efforts to bring new programs to more retailers and their primary institutional provider.

In line with the Company’s global fundamental marketing strategies, the Company’s North American operations provide its customers high quality products and superior service with satisfactory profit margins.

The Company’s principal brand names in North America are DRYPERS®, FITTI®, CUDDLES® for disposable baby diapers and CERTAINTY® for adult incontinence.

ASIA

The Company’s 2002 net sales in Asia dropped marginally to $62.1 million from $63.0 million in 2001. Continued double digit growth in the Company’s Thailand and Indonesia markets was offset by volume losses in the People’s Republic of China (“PRC”) and Malaysia. The Company has increased its efforts in 2003 to regain volume lost in these markets with specifically targeted marketing and sales programs while it continues to face the aggressive price discounting of competitive brands.

The Company’s major brands for disposable baby diapers are FITTI®, PET PET®, COSIFITS®, FITTI® Basic, BABY LOVE® and BABYJOY®. The Company produces and distributes adult incontinence products in Asia under the brand names DISPO 123™, HANDY™ and CERTAINTY®.

The Company provides consumers with a different range of products with price differentiation to maintain its competitiveness against other local brands. The Company also has flexibility in tailoring packaging, brand and product differentiation and advertising and promotional activities to cope with different demands in various markets in the region. Although competition and pricing pressure has become more intense in the region, the Company believes that there is great potential for sales growth due to projected population growth figures and anticipated favorable currency rates. As a pioneer in the region, the Company has an advantage in entering and expanding in these markets by encouraging disposable diaper usage and establishing its brands at an early stage through strategic advertising and promotional activities.

EUROPE

The Company’s net sales in Europe were $4.1 million in 2002 compared to $6.2 million in 2001. The Company has scaled back its operations in Europe, but continues to market branded and private label disposable baby diapers. Operating loss for the year 2002 was $0.9 million compared with an operating loss of $1.4 million in 2001.

The Company’s brands in Europe for baby diapers are FITTI®, COSIFITS® and CARES®. The Company believes that the presence of its branded and private label disposable baby diapers in the United Kingdom can be maintained, but continues to evaluate its market strategy in this region. The Company acknowledges that based on the current size of its operations it will be difficult to penetrate the market share of Procter & Gamble and Kimberly-Clark.

AUSTRALIA

The Company sold its Australian operations in the fourth quarter of 2002 to an affiliate of Castle Harlan Australian Mezzanine Partners Pty Ltd. The Company has included the financial results of the Australian operations for the period ended October 31, 2002 as a part of discontinued operations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and related Notes which appear elsewhere in this Annual Report.

General

The Company’s revenues are primarily derived from the manufacture and sale of disposable baby diapers, adult incontinence and training pants products in North America, Asia and Europe, both under its own brands and private label brands of major retailers.

The Company is not taxed in the British Virgin Islands where it is incorporated. The Company’s subsidiaries are subject to taxation in the jurisdictions in which they operate.

The Consolidated Financial Statements of the Company are prepared in U.S. dollars, and the majority of its revenues are received and expenses are disbursed in U.S. dollars. Because certain of the Company’s subsidiaries account for their transactions in currencies other than U.S. dollars, the Consolidated Balance Sheets contain foreign currency translation adjustments and the Consolidated Statements of Operations contain realized exchange gains and losses due to exchange rate fluctuations.

As discussed in Note 5 to the Consolidated Financial Statements, the Company sold its Australian operations in December 2002. Consequently, the results of the Company’s Australian subsidiaries are presented as discontinued operations. References to the Company refer to its continuing operations, with the exception of the discussions regarding discontinued operations below.

Industry Trends

The Company believes that the most significant industry trends are:

●	fluff wood pulp costs and other raw material costs decreased moderately in 2002, it is expected that fluff wood pulp costs will increase moderately in 2003, but may be otherwise negatively impacted due to rising petro-chemical costs resulting from uncertain market conditions;

●	increasing demand for cloth-like breathable backsheet, mechanical closure tape and thin core pads products, which the Company is meeting through modifications to its machinery and product development effort;

●	the domination of industry leaders in most of the markets putting pressure on retailers’ margins, which the Company is finding difficult to respond to by providing retailers with higher profit margins in the current highly competitive market conditions.

The Company is unable to predict whether the industry trends noted above would have a material effect on its future financial condition or results of operations and, if so, whether such an effect will be positive or negative.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

Forward-looking Statements

Certain written and oral statements made by the Company and its management may be considered “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this Annual Report on Form 20-F, public releases of information and other filings with the Securities and Exchange Commission. Generally, words such as “anticipate”, “estimate”, “will”, “project”, “expect”, “believe” and similar expressions identify forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience or our present expectations. Therefore, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Risk Factors

Among the factors that have a direct effect on the results of operations and financial condition of the Company are the following:

1. Raw Material Cost

The overall raw material costs decreased moderately during 2002. The Company’s operating results may be adversely affected by any increases in raw material costs in the future, specifically the cost of the main raw materials, fluff wood pulp and super absorbent polymer (“SAP”) which may increase at a greater rate than anticipated in 2003.

2. Branded Product Innovation

Patents and other intellectual property rights are an important competitive factor in the disposable diaper market, mostly because of the industry emphasis on product innovations. Patents held by the main competitors could severely limit the Company’s ability to keep up with branded product innovations, by prohibiting the Company from marketing product with comparable features.

3. Pricing and Volumes

The market position of the Company’s main competitors, The Procter & Gamble Company (“P&G”) and Kimberly-Clark Corporation (“KC”), relative to the Company varies from one geographic area to another; but due to their substantial financial, technical and marketing resources, both of these major manufacturers have the ability to exert significant influence in price and volumes, and gain substantial market share in any of their marketing areas. They have heavily promoted diapers in the multi-pack configuration. These packages offer a lower unit price than previously available to the retailer and consumer. It is possible that as a consequence of this strategy, in those geographic markets in which the main competitors have adopted it, the Company may realize lower selling prices and/or lower sales volumes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

4. Increased Cost

On May 21, 2001, the Company entered into an agreement with P&G to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company’s products in the Asian Pacific and Australian region after December 31, 2000. A similar agreement with P&G was entered into in 1998 relating to the North American region that provides for payments of royalty fees based on a percentage of certain products sold after December 31, 1997 within the North American region.

The Company believes that the royalty being charged by P&G under its respective license agreements is approximately the same royalty that will be paid by its major competitors for similar patent rights. However, these royalties will continue to have an adverse impact on the Company’s future financial condition and results of operations as compared to pre-settlement.

5. Increased Financial Leverage

As a result of the acquisition of the North American assets of Drypers Corporation, the Company has short and long-term debt of $24.3 million, bearing various interest rates as of December 31, 2002.

The Company’s debt levels were reduced from $47.9 million at December 31, 2001 to $24.3 million at December 31, 2002. Even though the Company’s debt has been reduced it still has significant principal and interest obligations resulting from the acquisition of the North American assets of Drypers Corporation. The existing level of the Company’s financial leverage as described above, could adversely affect the Company’s ability to obtain additional financing for working capital, acquisitions or other purposes and could make the Company more vulnerable to economic crisis in the different geographical markets and to competitive pressures from its main competitors.

As a substantial portion of the Company’s available cash from operations will have to be applied to meet debt service requirements, the Company’s liquidity could be affected as well as its ability to fund capital expenditures. Notwithstanding, the Company believes that its cash flow from operations and other sources of liquidity will be adequate to meet its requirements for working capital, capital expenditures, interest payment and scheduled principal payment for the foreseeable future. However, if the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or obtain additional financing. There is no assurance that this additional financing could be obtained on terms favorable for the Company.

6. Litigation Risk

As the Company operates in an industry in which patents are numerous and are enforced vigorously, the Company and its subsidiaries are from time to time involved in legal matters. On April 18, 2002 the Company made a lump sum payment of $4.2 million to settle a patent infringement lawsuit brought by Plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation. The Company recorded the $4.2 million settlement as a loss on settlement of legal cases in the accompanying Consolidated Statement of Operations for the year ended December 31, 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

The Company is currently not defending itself in any significant litigation matters. Although it cannot be certain, in management’s opinion, none of the legal proceedings in which the Company is currently involved, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition or results of operation.

Receivable from Shareholder

In 2002, 2001 and 2000, the Company advanced $1.9 million, $3.0 million and $10.7 million, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes (the “Notes”) bearing interest at a rate equal to 1.5% over LIBOR or such other rate that the Board of Directors and the borrower shall agree in writing.

In January 2000, the Company’s U.S. subsidiary borrowed amounts under a term loan facility which was used to repay the balance of a loan payable by Brandon Wang to a bank, amounting to $5.3 million. This amount has been aggregated with the receivable from Brandon Wang under the Notes, which amounted to $2.8 million at December 31, 1999, and is repayable on demand and carries the same interest terms as those of the Notes.

Brandon Wang is required to provide as collateral shares of the Company held by him. The security agreement with Brandon Wang requires that the total amounts due from him should not exceed 80% of the fair market value of the pledged shares. The loan balance exceeded 80% of the fair value of the shares pledged as collateral as a result of a decline in the quoted market price of such shares subsequent to December 31, 2001 and 2002.

In 2002, the Board of Directors of the Company approved a plan whereby Brandon Wang has committed to make payments such that the outstanding balance decreases by $1.0 million each year beginning in 2002. The Board of Directors of the Company also has decided not to take any further action on this matter at this time, including any available to it as a result of the decrease in the fair value of the shares pledged as collateral.

At December 31, 2002 and 2001, the Company has classified the balances owed by Brandon Wang as a reduction from shareholders’ equity. During 2002, 2001 and 2000, Brandon Wang and a trust controlled by him repaid $4.1 million, $3.9 million and $1.9 million, respectively, to the Company. Interest of $230,000, $445,000 and $470,000 was charged on these advances in 2002, 2001 and 2000, respectively (see Note 14 to Consolidated Financial Statements). In March 2003, the Board of Directors authorized certain transactions which are described in Note 22 to Consolidated Financial Statements. As a result of these transactions, it is expected that the shareholder loan balance of $8.5 million as of December 31, 2002 will be substantially repaid by December 31, 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

Results of Operations

1. Overall

On November 11, 2002, the Company entered into a definitive agreement to sell its Australian subsidiaries effective November 1, 2002 and the sale was completed on December 6, 2002. Accordingly, the operating results of the Australian subsidiaries for the ten-months ended October 31, 2002 have been segregated from the Company’s continuing operations and reported as a separate line item on the consolidated statement of operations in 2002. The Company has also restated its prior years’ consolidated financial statements to present the operating results of these subsidiaries as discontinued operations.

The following table sets forth the percentage of net sales represented by the specified components of income and expense for the years ended December 31, 2002, 2001 and 2000:

	Year Ended December 31,
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	74.8	78.3	74.7

Gross profit	25.2	21.7	25.3
Selling, general and administrative expenses	(23.5)	(25.7)	(23.8)
Restructuring costs and impairment loss	(0.6)	(2.8)	—
Gain (loss) on disposals of property, plant and equipment	0.1	(0.1)	0.1

Operating income (loss)	1.2	(6.9)	1.6
Interest expense	(0.9)	(2.0)	(0.9)
Interest income	0.1	0.3	0.5
Exchange gain (loss)	0.2	(1.2)	(0.8)
Settlement of legal cases	—	(2.0)	—
(Loss) gain on disposal of subsidiaries	—	(0.3)	0.1
Other expense, net	—	(0.2)	—

Income (loss) from continuing operations before income taxes and minority interests	0.6	(12.3)	0.5
Provision for income taxes	(0.2)	(0.5)	(0.8)
Minority interest	(0.5)	(0.2)	—

Loss from continuing operations	(0.1)	(13.0)	(0.3)
Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of 6.8% in 2002)	8.3	0.9	2.4
Provision for income taxes (including tax on gain on disposal of 0.3% in 2002)	(0.6)	—	(0.2)

Income from discontinued operations	7.7	0.9	2.2

Net income (loss)	7.6%	(12.1)%	1.9%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

2. Comparison of 2002, 2001 and 2000

The Company’s net sales from the continuing operations in 2002 were $227.8 million which was at par with the corresponding period in 2001. The sales growth in North American and South East Asian markets were predominantly offset by the shortfall in the Company’s Greater China (the PRC and Hong Kong) markets and to a lesser extent by volume decreases in the European market due to the divestiture in 2001. The markets in both PRC and Malaysia were softened due to shifts in demand for product created by significant competitive pricing pressure from brand market leaders.

The Company’s gross profit margin from the continuing operations improved by 3.5% from 21.7% in 2001 to 25.2% in 2002. The improvement was primarily due to the elimination of excess production capacity and manufacturing overhead in the North American operations that resulted from the 2001 Drypers acquisition and improved manufacturing efficiencies in the South East Asian operations. Selling, general and administration expense as a percentage of net sales from the continuing operations reduced to 23.5% in 2002 compared with 25.7% in 2001 due to cost reduction efforts associated with completing the integration of the Drypers business into the Company’s North American operations. The Company recorded a $1.4 million impairment loss on long-lived assets related to the U.K. operations, Drypers trademarks and assets held-for-sale in the North American operations (see Notes 3, 8, 10 and 11 to the Company’s Consolidated Financial Statements). The Company’s interest expense from the continuing operations in 2002 reduced significantly to $2.0 million from $4.4 million in 2001 due to reduced debt levels associated with the Drypers acquisition.

Net income from discontinued operations in 2002 was $17.6 million compared with $2.0 million in 2001. The Company realized a $14.8 million gain on the disposal of its Australian subsidiaries, which is equivalent to 6.8% of net sales. Including discontinued operations, the net income in the year 2002 was $17.2 million compared with a net loss of $27.6 million in 2001.

Net sales of the Company from continuing operations in 2001 increased by 44.5% to $227.8 million compared with $157.6 million in 2000. The growth was significantly contributed to by the acquisition of Drypers, the sales growth in the Asian Pacific regions, offset in part by the effects of the divestiture of an investment in the Company’s European operations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

The Company’s gross profit margin from continuing operations was 21.7% in 2001, which declined by 3.6% compared to 2000. The lower cost of raw materials was offset by a $6.7 million one-time expense related to manufacturing inefficiencies experienced with assimilating the Drypers manufacturing operations and the write off of Drypers inventory of $1.0 million to its net realizable value. Selling, general and administrative expenses as a percentage of net sales from continuing operations increased to 25.7% in 2001 compared to 23.8% in 2000, primarily due to a higher selling and administrative expenses associated with the newly acquired Drypers operation and a charge to provision for bad and doubtful debts of $0.8 million for Ames Department Stores which filed for Chapter 11 voluntary bankruptcy in 2001. Restructuring cost of $6.4 million was incurred in 2001 due to the assimilation of Drypers into the Company’s U.S. operation. The Company also provided $4.6 million for settlement of legal cases in North America (see Note 4 to the Company’s Consolidated Financial Statements). The Company’s interest expense increased to $4.4 million in 2001 compared to $1.5 million in 2000 as a result of the increased financial leverage resulting from additional borrowings related to the purchase of Drypers. The Company issued warrants to purchase 314,510 Ordinary Shares at a fair value of $1.4 million and recorded these warrants as interest expense in 2001. The Company also experienced an increase in foreign exchange losses of $1.5 million to $2.8 million in 2001, primarily due to unfavorable currency fluctuation of Australian currencies against the U.S. dollar. On the other hand, the Company continued to divest its investment in Europe and recorded a loss of $672,000 in the write off of this investment, and the recording of redundancy and liquidation costs.

Net income from discontinued operations in 2001 was $2.0 million compared with $3.5 million in 2000. Including discontinued operations, the net loss in the year 2001 was $27.6 million compared with net income of $3.0 million in 2000.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

Discontinued Operations

The operating results from the discontinued operations of the Company’s Australian subsidiaries for the ten months period ended October 31, 2002 and the two years ended December 31, 2001 and 2000 were as follows:

	For the period January 1 to October 31, 2002	December 31 2001	December 31 2000
	(Dollars in thousands)
Net sales	$38,445	$39,342	$39,184
Cost of sales	(28,170)	(30,296)	(28,005)

Gross profit	10,275	9,046	11,179
Selling, general and administrative expenses	(6,467)	(6,754)	(7,281)
(Loss) gain on disposals of property, plant and equipment	(3)	6	21

Operating income	3,805	2,298	3,919
Interest expense	(305)	(254)	(123)
Interest income	12	34	53
Exchange gain (loss)	8	5	(27)
Gain on disposal	15,525	—	—
Other (expense) income, net	(68)	(90)	8

Income before income taxes	18,977	1,993	3,830
Provision for income taxes (including tax on gain on disposal of $692 in 2002)	(1,377)	(27)	(302)

Net income from discontinued operations	$17,600	$1,966	$3,528

The net sales of the Company’s discontinued operations in Australia in 2002 were $38.4 million which reflect operating results for the 10 months ended October 31, 2002. Gross profit margin in 2002 was 26.7% compared with 23.0% in 2001. Selling, general and administrative expense as a percentage of net sales was 16.8% in 2002 compared with 17.2% in 2001. As a result, operating income as a percentage of net sales in 2002 was 9.9% compared with 5.8% in 2001.

The net sales of the Company’s discontinued operations in Australia in 2001 grew by 0.4% to $39.3 million over 2000. The actual growth was over 10.0% when net sales are compared in the domestic currency. The Australian dollar devalued by over 10.0% against the U.S. dollar during 2001. Gross profit margin declined by 5.5% to 23.0% in 2001 from 28.5% in 2000. Selling, general and administrative expense was 1.4% lower as a percentage of net sales. As a result, operating income as a percentage of net sales in 2001 decreased by 4.2% to 5.8%.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

Geographic Segment Information

As the results of the Company’s operations differ significantly from one market to another, the following discussion considers the Company’s results in each of the geographic regions in which it operates. The tables below set forth the Company’s net sales and operating income in each geographic region in 2002, 2001 and 2000, and the percentage change over the preceding period:

1. North America

	Year Ended December 31,			Increase/(Decrease)
	2002	2001	2000	2002	2001	2000
	(Dollars in thousands)
Net sales	$161,528	$158,568	$85,757	1.9%	84.9%	(2.3)%
Operating income (loss)	4,290	(14,274)	5,301	—	—	6.0

The Company’s net sales were $161.5 million in 2002 compared with $158.6 million in 2001. Gross profit margin was 22.5% in 2002 compared with 19.1% in 2001. In 2002, the Company aligned its manufacturing capacity with its net sales and focused on improvement to its manufacturing processes. This contributed to increased gross margin from the prior year. General and administrative expenses as a percentage of net sales in 2002 decreased to 19.9% from 24.1% a year ago. This decrease was attributable to the reduction of certain costs associated with completing the integration of the Drypers business into the Company’s North American operations, the reduction in bad debt expense related to a write off of $800 related to Ames Department Stores in 2001 and the overall reduction in administrative expenses in 2002. Operating income for the year 2002 increased by $18.6 million from the previous year’s loss to an operating profit of $4.3 million.

The Company’s net sales were $158.6 million in 2001 compared with $85.8 million in 2000. The increase in sales was attributable to the acquisition of Drypers North America in the first quarter of 2001. Gross profit margin was at 19.1% in 2001 compared with 23.2% in 2000. Lower cost of raw material was offset by manufacturing labor costs and unutilized capacity caused by the purchase of the Drypers North American business. This unutilized capacity from Drypers’ manufacturing facilities significantly contributed to the reduction of gross margins from the prior year. General and administrative expenses as a percentage of net sales in 2001 increased to 24.1% from 17.1% a year ago. This increase was attributable to certain costs associated with integrating the Drypers business into its North American operations, additional costs associated with the promotion of future sales of the “DRYPERS®” brand and a provision established for bad and doubtful debts for Ames Department Stores which filed for Chapter 11 voluntary bankruptcy in 2001.

2. Asia

	Year Ended December 31,			Increase/(Decrease)
	2002	2001	2000	2002	2001	2000
	(Dollars in thousands)
Net sales	$62,138	$62,976	$55,361	(1.3)%	13.4%	34.8%
Operating income	4,543	5,119	4,609	(11.3)	11.1	20.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

The Company’s net sales in Asia decreased by 1.3% to $62.1 million in 2002 compared to $63.0 million in 2001. The sales momentum continued in Thailand and Indonesian markets but was offset by the shortfall in the Greater China and Malaysian markets due to the intense competition. The Company’s gross profit margin in 2002 was 32.6%, an improvement of 4.0% over prior year. The improvement was due to the completed localization of production facilities in the region in 2002. Selling, general and administrative expense as a percentage of net sales in 2002 was 25.3% compared to 20.5% in 2001 due to the higher level of advertising programs in the PRC and Malaysian markets. Operating income for the year 2002 was $4.5 million, a drop of 11.3% compared to prior year.

The Company’s net sales in Asia increased by 13.4% to $63.0 million in 2001 compared to $55.4 million in 2000. The major sales growth contributors were from the Malaysian, Greater China, Thailand and Indonesian markets. The Company’s gross profit margin in 2001 was 28.6%, which decreased by 2.3% over the prior year. Selling, general and administrative expense as a percentage of net sales in 2001 was 20.5% compared to 22.6% in 2000. The decrease was due to lower spending on advertising programs in the PRC market. Operating income was $5.1 million in 2001, which increased by 11.1% over the prior year.

3. Europe

	Year Ended December 31,			Increase/(Decrease)
	2002	2001	2000	2002	2001	2000
	(Dollars in thousands)
Net sales	$4,131	$6,225	$16,495	(33.6)%	(62.3)%	(29.9)%
Operating loss	(876)	(1,361)	(2,371)	(35.6)	(42.6)	42.2

The Company’s net sales in Europe were $4.1 million in 2002 compared to $6.2 million in 2001. The Company has scaled back its operations in Europe, but continues to market branded and private label disposable baby diapers in the United Kingdom. Operating loss for the year 2002 was $0.9 million compared with an operating loss of $1.4 million in 2001.

The Company’s net sales in Europe were $6.2 million in 2001 compared with $16.5 million in 2000. The decrease in sales in 2001 was the result of the disposal of the Company’s Swiss adult incontinence operation in 2000. The operating loss in 2001 declined by $1.0 million to $1.4 million compared to 2000.

4. Corporate

	Year Ended December 31,			Increase/(Decrease)
	2002	2001	2000	2002	2001	2000
	(Dollars in thousands)
Operating loss	(5,341)	(5,244)	(4,983)	1.8%	5.2%	9.2%

The Company’s operating loss in corporate expense was $5.3 million in 2002 compared to $5.2 million in 2001. The increase was primarily due to an impairment loss of $160,000 provided for the Company’s U.K. operation at the corporate level after impairment assessment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

The Company’s operating loss in corporate expense increased 5.2% to $5.2 million compared to $5.0 million in 2000 primarily due to increase in legal and professional fee incurred for corporate matters.

Liquidity and Capital Resources

The Company has cash and cash equivalent of $31.5 million at the year ended 2002, an increase of $22.1 million from $9.4 million in 2001. The cash and cash equivalents were held by individual operations of the Company in their local currencies and were from time to time invested in interest bearing deposit accounts. The Company did not use any financial instruments for hedging.

On November 11, 2002, the Company entered into a definitive agreement to sell its Australian subsidiaries. The sale of these subsidiaries was completed on December 6, 2002 for $29.6 million. The sale proceeds were reduced by the repayment of bank indebtedness of $6.3 million and repayment of inter-company loans in the amount of $2.9 million, accruals for capital gain tax of $692,000 and certain other items. All the sales proceeds were received by the Company in cash in 2002. Accordingly, the statement of cash flows of these operations has been segregated from continuing operations and reported as a separate line item on the consolidated statement of cash flows. The Company has also restated its prior years’ consolidated statements of cash flows to present the cash flows of these subsidiaries as discontinued operations.

Net cash provided by operating activities from continuing operations in 2002 was $18.6 million. The increase in cash flows was derived from a net decrease in working capital components of $7.5 million from continuing operations in 2002 primarily due to an improvement in accounts receivable, other receivables, inventories and accounts payable of $1.0 million, $1.5 million, $7.0 million and $2.9 million respectively, offset by a decrease in accrued expenses of $5.6 million. Net cash provided by operating activities from discontinued operations in 2002 was $4.7 million.

Net cash used in investing activities from continuing operations was $2.2 million. The Company invested $5.6 million in capital expenditures for additions and modifications to property, machinery and equipment in the Company’s various continuing operations. The Company made advances of $1.9 million to a shareholder and the shareholder repaid $4.1 million to the Company during 2002. Additional information on the advances to shareholder is provided in Note 14 to Consolidated Financial Statements. Net cash provided by investing activities from discontinued operations in 2002 was $20.7 million, of which $21.6 million was due to cash proceeds from the sale of the Company’s Australian subsidiaries.

The Company utilized $10.6 million in short-term bank credit lines out of total available credit facilities of $28.7 million from continued operations as of December 31, 2002. Short-term bank borrowings decreased by $11.8 million in 2002 versus an increase of $11.4 million during 2001. In addition, the Company repaid $7.1 million of its long-term debts during 2002. The weighted average interest rate on borrowings at the year ended 2001 was 5.97%. Additional information on short-term borrowings and long-term debt is set out in Notes 12 and 13 to Consolidated Financial Statements. Net cash used in financing activities from discontinued operations in 2002 was $0.6 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

Contractual Obligations and Commitments

As of the year ended December 31, 2002, the Company’s contractual obligations and commitments were summarized as follows:

	Payment due by year
	Total	2003	2004	2005	2006	2007 and thereafter
	(Dollars in thousands)
Short-term borrowings	$10,597	$10,597	$—	$—	$—	$—
Long-term debt	13,937	4,631	4,240	2,761	2,305	—
Operating leases	7,726	3,966	1,342	846	803	769
Purchase of license use right	1,875	1,875	—	—	—	—
Joint venture investment	17,750	17,750	—	—	—	—
Capital expenditures	3,131	1,326	1,805	—	—	—

Total	$55,016	$40,145	$7,387	$3,607	$3,108	$769

In addition, the Company announced on March 21, 2003 the payment of a 70-cent dividend in relation to the sale of the Australian subsidiaries to shareholders of record on April 11, 2003. The dividend totaling $5.7 million was paid on April 25, 2003. Also, the Company signed a letter of intent in May 2003 to purchase an additional land use right in Waigaoqiao, Shanghai, PRC for $1.8 million.

The Company entered into an agreement with an individual shareholder on May 21, 2003 for the repurchase of 400,000 shares for $2.0 million.

Over the last few years, the Company’s cash requirements have been primarily provided by internally generated funds and bank borrowings. In the opinion of the Company, the cash on hand of $31.5 million plus expected cash flow from operating activities is sufficient to fund its liquidity, contractual obligations and commitments needs for the next twelve months. However, the Company may require additional borrowings in order to finance expansion, capital expenditure, other investments or other business requirements. Additional information on short-term borrowings, long-term debt and commitments and contingencies is set out in Notes 12, 13 and 15 to Consolidated Financial Statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

Accounting Changes

New accounting standards adopted—The provisions of Emerging Issues Task Force (“EITF”) No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, were adopted during 2002. The adoption of EITF No. 01-9 resulted in the reclassification of certain sales incentives previously classified as selling expenses to reductions from sales. Prior year amounts have been reclassified to conform to the current year’s presentation. These changes had no effect on the Company’s operating results. The amount of sales incentives included as a deduction from sales in accordance with EITF No. 01-9 was $25.0 million, $26.7 million and $12.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In addition, as described in Note 2 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

New accounting standards not yet adopted—In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addressed the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management has determined that the adoption of SFAS No. 143 will not have a material impact on the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements 4, 44 and 64, Amendment to FASB Statement 13. and Technical Corrections”. One of the major changes of this statement is to change the accounting for the classification of gains and losses from the extinguishment of debt. Upon adoption, the Company will follow APB No. 30, “Reporting the Results of Operations”—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions in determining whether such extinguishment of debt may be classified as extraordinary. The provisions of this statement related to debt extinguishment are effective for fiscal years beginning after May 15, 2002. Management has determined that the adoption of SFAS No. 145 will not have a material impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by FASB in this statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. This statement also established that fair value is the objective for initial measurement of the liability and the liability should be measured at fair value only when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt this statement prospectively for exit and disposal activities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

In October 2002, the FASB issued SFAS No. 147 “Acquisition of Certain Financial Institutions”. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this statement. In addition, this statement amends FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for long-lived assets that are held and used. Management has determined that SFAS No. 147 will not have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires disclosure of guarantees. It also requires liability recognition for the fair value of guarantees made after December 31, 2002. The Company will adopt the liability recognition requirements of FIN 45 effective January 1, 2003. Management has determined that the adoption of FIN 45 will not have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation and Disclosure”, which amends SFAS No. 123 and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. Management has determined that the adoption of SFAS No. 148 will not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, which interprets Accounting Research Bulletin 51, “Consolidated Financial Statements”, and requires consolidation of certain entities in which the primary beneficiary has a controlling financial interest despite not having voting control of such entities. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Management has determined that the adoption of FIN 46 will not have a material impact on the Company’s financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company has not determined the effect, if any, that SFAS No. 149 will have on its consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. Management has determined that the adoption of SFAS No. 150 will not have a material impact on the Company’s financial statements.

Significant Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, income taxes, impairment of assets, intangible assets and litigation. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The following significant accounting policies encompass the more substantial judgments and estimates used in the preparation of the Company’s Consolidated Financial Statements.

Bad and doubtful debts—The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers changed, changes to these allowances may be required, which would impact the Company’s future operating results.

Inventories—Inventories, consisting of finished goods, raw materials and packaging materials, are stated at the lower of cost or market with cost determined using the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS—(Continued)

Income taxes—The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Impairment of assets—Effective from January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, issued by FASB. In accordance with the guidelines of this accounting standard, goodwill and indefinite-lived intangible assets are no longer amortized, and instead, are assessed for impairment on at least an annual basis. Purchased intangible assets other than goodwill and indefinite-lived intangible assets are amortized over their estimated useful lives, and reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. As a result, declines in fair value of long-term assets would result in impairment charges which would impact future operating results.

Litigation—The Company records contingent liabilities relating to litigation or other loss contingencies when it believes that the likelihood of loss is probable and the amount of the loss can be reasonably estimated. Changes in judgments of outcome and estimated losses are recorded, as necessary, in the period such changes are determined or become known. Any changes in estimates would impact its future operating results. Significant contingent liabilities, which the Company believes are at least possible, are disclosed in the Notes to the Consolidated Financial Statements.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands except per share amounts)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Statement of Operations Data
Net sales(1)	$227,797	$227,769	$157,613	$152,355	$159,157
Cost of sales	(170,422)	(178,413)	(117,711)	(112,259)	(123,244)

Gross profit	57,375	49,356	39,902	40,096	35,913
Selling, general and administrative expenses	(53,613)	(58,561)	(37,569)	(38,405)	(36,297)
Restructuring costs and impairment loss	(1,390)	(6,356)	—	—	(897)
Gain (loss) on disposals of property, plant and equipment	244	(199)	223	921	91

Operating income (loss)	2,616	(15,760)	2,556	2,612	(1,190)
Interest expense	(1,966)	(4,398)	(1,471)	(2,083)	(2,367)
Interest income	328	677	816	751	747
Exchange gain (loss)	506	(2,801)	(1,329)	(1,068)	(307)
Settlement of legal cases	—	(4,575)	—	—	—
(Loss) gain on disposal of subsidiaries	—	(672)	214	—	—
Other (expense) income	(68)	(459)	45	562	183

Income (loss) from continuing operations before income taxes and minority interest	1,416	(27,988)	831	774	(2,934)
(Provision) credit for income taxes	(502)	(1,117)	(1,255)	(191)	703
Minority interest	(1,269)	(424)	(141)	(122)	(3)

(Loss) income from continuing operations	(355)	(29,529)	(565)	461	$(2,234)
Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of $15,525 in 2002)	18,977	1,993	3,830	4,770	4,811
Provision for income taxes (including tax on gain on disposal of $692 in 2002)	(1,377)	(27)	(302)	(796)	(955)

Income from discontinued operations	17,600	1,966	3,528	3,974	3,856

Net income (loss)	$17,245	$(27,563)	$2,963	$4,435	$1,622

Income (loss) per share :
Continuing operations	$(0.05)	$(4.39)	(0.08)	0.07	(0.34)
Discontinued operations	2.52	0.29	0.52	0.59	0.58

Net income (loss) per share	$2.47	$(4.10)	$0.44	$0.66	$0.24

Weighted average number of shares outstanding	6,989	6,721	6,675	6,675	6,675

The Company has not declared any dividend during the above periods.

(1)	The amount of sales incentives included as a deduction from sales in accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor or a Customer (Including a Reseller of the Vendor’s Products)”, was $24,961, $26,686, $12,295, $10,811 and $8,281 for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

SELECTED CONSOLIDATED FINANCIAL DATA—(Continued)

(in thousands)

	December 31,
	2002	2001	2000	1999	1998
Balance Sheet Data
Working capital	$27,956	$3,144	$32,423	$36,000	$30,091
Total assets	129,867	138,648	111,409	120,945	133,909
Long-term debt	9,197	13,218	5,577	11,894	20,957
Shareholders’ equity	59,032	38,981	63,447	70,302	68,013

MANAGEMENT REPORT

To the Shareholders of DSG International Limited

The financial statements of the Company published in this report were prepared by the Company’s management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgments as required. The financial information elsewhere in this Annual Report is consistent with that in the financial statements.

The Company maintains a system of internal accounting controls and procedures adequate to provide reasonable assurance at an appropriate cost/benefit relationship that its transactions are properly recorded and reported, its assets are protected and its established policies are followed. This system is maintained by the establishment and communication of policies and a qualified financial staff.

Our independent auditors, Deloitte Touche Tohmatsu, are appointed by the Audit Committee of the Board of Directors and ratified by our Company’s shareholders. Deloitte Touche Tohmatsu conducts its audit of the Company’s Consolidated Financial Statements in conformity with auditing standards generally accepted in the United States. The report of the independent auditors, based upon their audit of the Consolidated Financial Statements of DSG International Limited is contained in this Annual Report.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and representatives from management to evaluate the adequacy and effectiveness of the audit functions, control systems and quality of our financial accounting and reporting.

Edmund J Schwartz

Chief Financial Officer

June 16, 2003

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of DSG International Limited

We have audited the accompanying consolidated balance sheets of DSG International Limited and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of DSG International Limited and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the accompanying consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Deloitte Touche Tohmatsu

Hong Kong

May 16, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year Ended December 31,
	2002	2001	2000
Net sales	$227,797	$227,769	$157,613
Cost of sales	(170,422)	(178,413)	(117,711)

Gross profit	57,375	49,356	39,902
Selling, general and administrative expenses (Note 2)	(53,613)	(58,561)	(37,569)
Restructuring costs and impairment loss (Notes 3, 8, 10 and 11)	(1,390)	(6,356)	—
Gain (loss) on disposals of property, plant and equipment	244	(199)	223

Operating income (loss)	2,616	(15,760)	2,556
Interest expense	(1,966)	(4,398)	(1,471)
Interest income	328	677	816
Exchange gain (loss)	506	(2,801)	(1,329)
Settlement of legal cases (Note 4)	—	(4,575)	—
(Loss) gain on disposal of subsidiaries (Note 5)	—	(672)	214
Other (expense) income, net	(68)	(459)	45

Income (loss) from continuing operations before income taxes and minority interests	1,416	(27,988)	831
Provision for income taxes (Note 6)	(502)	(1,117)	(1,255)
Minority interest	(1,269)	(424)	(141)

Loss from continuing operations	(355)	(29,529)	(565)
Discontinued operations (Note 5)
Income from discontinued operations before income taxes (including gain on disposal of $15,525 in 2002)	18,977	1,993	3,830
Provision for income taxes (including tax on gain on disposal of $692 in 2002)	(1,377)	(27)	(302)

Income from discontinued operations	17,600	1,966	3,528

Net income (loss)	$17,245	$(27,563)	$2,963

Income (loss) per share:
Continuing operations	$(0.05)	$(4.39)	$(0.08)
Discontinued operations	2.52	0.29	0.52

Net income (loss) per share	$2.47	$(4.10)	$0.44

Weighted average number of shares outstanding	6,989	6,721	6,675

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Net income (loss)	$17,245	$(27,563)	$2,963
Other comprehensive income (loss)
Foreign currency translation adjustments	613	854	(1,017)

Comprehensive income (loss)	$17,858	$(26,709)	$1,946

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$31,505	$9,364
Accounts receivable, less allowance for doubtful accounts of $1,956 in 2002 and $2,621 in 2001	28,982	38,970
Other receivables	1,820	3,342
Inventories (Note 7)	22,835	33,840
Prepaid expenses and other current assets	1,659	1,710
Income taxes receivable	181	855

Total current assets	86,982	88,081

Property, plant and equipment—at cost: (Note 8)
Land	2,648	2,519
Buildings	7,669	9,366
Machinery and equipment	64,268	73,826
Furniture and fixtures	2,503	2,645
Motor vehicles	1,480	1,433
Leasehold improvements	1,208	1,139

Total	79,776	90,928
Less: Accumulated depreciation and amortization	50,510	55,814

Net property, plant and equipment	29,266	35,114
Loan receivable, less allowance for doubtful accounts of $Nil in 2002 and $300 in 2001 (Note 9)	373	254
Deferred income taxes	1,141	499
Other assets (Note 10)	8,440	9,961
Goodwill (Note 11)	—	27
Intangible assets (Note 11)	3,665	4,712

Total long-term assets	42,885	50,567

Total assets	$129,867	$138,648

CONSOLIDATED BALANCE SHEETS—(Continued)

(in thousands except shares and per share amounts)

	December 31,
	2002	2001
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 12)	$10,597	$28,675
Current portion of long-term debt (Note 13)	4,515	6,038
Accounts payable	27,035	27,207
Accrued advertising and promotion	4,956	5,212
Accrued payroll and employee benefits	3,271	4,006
Accruals for settlement of legal cases (Note 4)	—	4,575
Accrued restructuring costs (Note 3)	—	2,295
Other accrued expenses	6,959	5,862
Income taxes payable (Note 6)	1,691	1,011
Deferred income taxes (Note 6)	2	56

Total current liabilities	59,026	84,937

Long-term debt (Note 13)	9,197	13,218
Minority interest	2,612	1,512

Shareholders’ equity:
Ordinary shares, $0.01 par value—authorized 20,000,000 shares; issued and outstanding 6,989,116 shares in 2002 and 2001	70	70
Additional paid-in capital	19,673	19,673
Retained earnings	55,346	38,101
Accumulated other comprehensive loss	(7,506)	(8,119)
Less: Receivable from a shareholder (Note 14)	(8,551)	(10,744)

Total shareholders’ equity	59,032	38,981

Total liabilities and shareholders’ equity	$129,867	$138,648

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Cash flows from operating activities
Net loss from continuing operations	$(355)	$(29,529)	$(565)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Depreciation and amortization	7,596	9,070	7,822
Provision for doubtful debts	1,454	2,802	256
Impairment loss on long-lived assets	1,390	2,514	—
(Gain) loss on disposals of property, plant and equipment	(244)	199	(223)
Gain on disposal of subsidiaries	—	—	(214)
Deferred income taxes	(462)	29	(279)
Minority interest	1,269	424	141
Warrant interest	—	1,372	—
Other	470	830	625
Changes in working capital components from continuing operations, net of effects from sale of subsidiaries and acquisition of a business:
Accounts receivable	986	2,271	(5,072)
Other receivables	1,481	3,013	83
Inventories	6,952	3,421	(4,423)
Prepaid expenses and other current assets	(19)	(1,285)	129
Accounts payable	2,894	16,875	(2,470)
Accrued expenses	(5,634)	7,727	(132)
Income taxes payable	881	(72)	(925)

Net cash provided by (used in) operating activities from continuing operations	18,659	19,661	(5,247)
Net cash provided by (used in) operating activities from discontinued operations	4,729	(1,030)	6,922

Net cash provided by operating activities	23,388	18,631	1,675

Cash flows from investing activities
Expenditures for property, plant and equipment	(5,569)	(1,596)	(4,147)
Proceeds from disposals of property, plant and equipment	870	810	1,245
Proceeds from sale of subsidiaries, net of cash forfeited	—	—	4,842
Advances to a shareholder	(1,868)	(3,046)	(10,744)
Repayments by a shareholder	4,061	3,914	1,943
Cost of acquisition, net of cash acquired	—	(35,878)	—
Decrease (increase) in other assets	283	(1,381)	(39)

Net cash used in investing activities from continuing operations	(2,223)	(37,177)	(6,900)
Net cash provided by (used in) investing activities from discontinued operations	20,720	(942)	(1,466)

Net cash provided by (used in) investing activities	$18,497	$(38,119)	$(8,366)

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Cash flows from financing activities
(Decrease) increase in short-term borrowings	$(11,846)	$11,397	$3,712
Increase in long-term debt	—	24,613	6,251
Repayment of long-term debt	(7,113)	(21,292)	(7,625)
Issue of ordinary shares	—	3	—
Dividend paid to minority shareholders	(167)	(107)	(255)

Net cash (used in) provided by financing activities from continuing operations	(19,126)	14,614	2,083
Net cash (used in) provided by financing activities from discontinued operations	(618)	3,961	815

Net cash (used in) provided by financing activities	(19,744)	18,575	2,898

Effect of exchange rate changes on cash and cash equivalents	—	(50)	(232)

Increase (decrease) in cash and cash equivalents	22,141	(963)	(4,025)
Cash and cash equivalents, beginning of year	9,364	10,327	14,352

Cash and cash equivalents, end of year	$31,505	$9,364	$10,327

Supplemental disclosures of cash flow information
Cash paid during the year for:
Continued operations:
Interest	$1,874	$1,799	$1,454
Income taxes, net of tax refund	14	1,091	2,276
Discontinued operations:
Interest	305	255	125
Income taxes	385	167	1,324

Non-cash transactions

Additions to property, plant and equipment which were financed by a vendor loan and new capital leases during the year ended December 31, 2002, 2001 and 2000 totalled $1,837, $7,263 and $303, respectively.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Ordinary shares		Additional paid-in Capital	Retained Earnings	Accumulated other comprehensive income (loss)	Receivable from shareholder (Note 14)	Total shareholders’ equity
	Shares	Amount
Balance at January 1, 2000	6,675	$67	$18,301	$62,701	$(7,956)	$(2,811)	$70,302

Net income	—	—	—	2,963	—	—	2,963
Foreign currency translation adjustment	—	—	—	—	(1,017)	—	(1,017)
Transfer of balance of net receivable from a shareholder	—	—	—	—	—	(8,801)	(8,801)

Balance at December 31, 2000	6,675	67	18,301	65,664	(8,973)	(11,612)	63,447
Issuance of shares	314	3	1,372	—	—	—	1,375
Net loss	—	—	—	(27,563)	—	—	(27,563)
Foreign currency translation adjustment	—	—	—	—	854	—	854
Net repayment of receivable from a shareholder	—	—	—	—	—	868	868

Balance at December 31, 2001	6,989	70	19,673	38,101	(8,119)	(10,744)	38,981

Net income	—	—	—	17,245	—	—	17,245
Foreign currency translation adjustment	—	—	—	—	613	—	613
Net repayment of receivable from a shareholder	—	—	—	—	—	2,193	2,193

Balance at December 31, 2002	6,989	$70	$19,673	$55,346	$(7,506)	$(8,551)	$59,032

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

The Company is incorporated in the British Virgin Islands. It operates through subsidiary companies located in North America, Australia, Asia and Europe which manufacture and distribute disposable baby diapers, adult incontinence and training pants products.

In March 2001, the Company acquired the North American assets of Drypers Corporation. The acquisition was accounted for as purchase and their operating results are included in the Consolidated Statements of Operations from the date of acquisition (see Note 20).

On November 11, 2002, the Company entered into a definitive agreement to sell its Australian subsidiaries as of November 1, 2002 and the sale was completed on December 6, 2002. Accordingly, the operating results of the Australian subsidiaries have been segregated from the Company’s continuing operations and reported as a separate line item on the consolidated statement of operations in 2002. The Company has also restated its prior years’ Consolidated Financial Statements to present the operating results of these subsidiaries as discontinued operations (see Note 5).

The financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation—The Consolidated Financial Statements include the assets, liabilities, revenues and expenses of all subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

Cash and cash equivalents—Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts, commercial paper and time certificates of deposit with a maturity of three months or less when purchased.

Inventories—Inventories are stated at the lower of cost determined by the first-in, first-out method, or value determined by the market. Finished goods inventories consist of raw materials, direct labor, and overhead associated with the manufacturing process.

Depreciation and amortization of property, plant and equipment—Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally three to ten years except for buildings which are 40 years. Costs of leasehold improvements are amortized over the life of the related asset or the term of the lease, whichever is shorter.

Revenue recognition—The Company recognizes revenue at the time shipments of product are made to customers at which time, title and the risk of loss transfers to the customer. Provision for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

The provisions of Emerging Issues Task Force (“EITF”) No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” were adopted during 2002. The adoption of EITF No. 01-9 resulted in the reclassification of certain sales incentives previously classified as selling expenses to reductions from sales. Prior year amounts have been reclassified to conform to the current year’s presentation. These changes had no effect on the Company’s operating results. The amount of sales incentives included as a deduction from sales in accordance with EITF No. 01-9 was $24,961, $26,686 and $12,295 for the years ended December 31, 2002, 2001 and 2000, respectively.

Shipping costs—Shipping costs are recorded as a component of selling, general and administrative expenses and totaled $9,194, $9,235 and $5,446 for the years ended December 31, 2002, 2001 and 2000, respectively.

Income taxes—Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between tax basis of assets and liabilities and the financial reporting amounts and operating loss carryforwards. A valuation allowance is recorded if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

Valuation of long-lived assets—The Company evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered not recoverable when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of represent the excess of the carrying value over the fair value less disposal costs.

Effective from January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. The Company disposed of its Australian subsidiaries during 2002 and the respective operations have been disclosed as discontinued operations pursuant to SFAS No. 144.

Foreign currency translation—The Company uses the United States dollar as its reporting currency. Assets and liabilities of foreign subsidiaries are translated at year end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Adjustments resulting from translating foreign currency financial statements are reported as a separate component of shareholders’ equity. Gains or losses from foreign currency transactions are included in net income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Postretirement and postemployment benefits—The Company does not provide postretirement benefits, and postemployment benefits, if any, are not significant.

Earnings per share—Basic earnings per share are based on the weighted average number of Ordinary Shares outstanding. Diluted earnings per share are based on the weighted average number of Ordinary Shares outstanding plus dilutive common stock equivalents. Diluted earnings per share are not presented in 2001 as the effect of the warrants outstanding during the year was antidilutive. There were no common stock equivalents outstanding during 2000 and 2002.

Concentration of credit risk—The Company sells to distributors and retailers located in each of the countries in which it operates. The Company grants credit to all qualified customers on an unsecured basis but does not believe it is exposed to any undue concentration of credit risk to any significant degree.

Comprehensive income—Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

Intangible assets—Intangible assets consist of Drypers Trademarks, patents, and private label customer relationships. Patents and private label customer relationships are amortized five to seven years using the straight-line method. Through December 31, 2001, goodwill and the Drypers Trademarks were amortized over five to ten years.

Effective from January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. In accordance with SFAS No. 142, goodwill and the Drypers Trademark (an indefinite-life intangible asset) are no longer amortized. Instead they are assessed for impairment at least annually. The Company completed an impairment test of goodwill and the Drypers Trademark as of January 1, 2002 and determined that no impairment existed.

Net income (loss) and earnings (loss) per share for 2002, 2001 and 2000 would have been as follows, assuming the non-amortization provisions of SFAS No. 142 were adopted on January 1, 2000:

	2002	2001	2000
Loss from continuing operations	$(355)	$(29,529)	$(565)
Goodwill amortization, net of tax	—	108	265
Trademark amortization, net of tax	—	164	—

Adjusted loss from continuing operations	(355)	(29,257)	(300)

Income from discontinued operations	17,600	1,966	3,528
Goodwill amortization, net of tax	—	15	—

Adjusted income from discontinued operations	17,600	1,981	3,528

Adjusted net income (loss)	$17,245	$(27,276)	$3,228

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except shares and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

	2002	2001	2000
Adjusted income (loss) per share:
Continuing operations	$(0.05)	$(4.35)	$(0.05)
Discontinued operations	2.52	0.29	0.53

Net income (loss) per share	$2.47	$(4.06)	$0.48

New accounting standards not yet adopted—In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addressed the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on January 1, 2003. Management has determined that the adoption of SFAS No. 143 will not have a material impact on the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements 4, 44 and 64, Amendment to FASB Statement 13 and Technical Corrections”. One of the major changes of this statement is to change the accounting for the classification of gains and losses from the extinguishment of debt. Upon adoption, the Company will follow APB No. 30, “Reporting the Results of Operations”—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions in determining whether such extinguishment of debt may be classified as extraordinary. The provisions of this statement related to debt extinguishment are effective for fiscal years beginning after May 15, 2002. Management has determined that the adoption of SFAS No. 145 will not have a material impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by FASB in this statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. This statement also established that fair value is the objective for initial measurement of the liability and the liability should be measured at fair value only when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt this statement prospectively for exit and disposal activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

In October 2002, the FASB issued SFAS No. 147 “Acquisition of Certain Financial Institutions”. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this statement. In addition, this statement amends FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for long-lived assets that are held and used. Management has determined that SFAS No. 147 will not have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires disclosure of guarantees. It also requires liability recognition for the fair value of guarantees made after December 31, 2002. The Company will adopt the liability recognition requirements of FIN 45 effective January 1, 2003. Management has determined that the adoption of FIN 45 will not have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation and Disclosure”, which amends SFAS No. 123 and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. Management has determined that the adoption of SFAS No. 148 will not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, which interprets Accounting Research Bulletin 51, “Consolidated Financial Statements”, and requires consolidation of certain entities in which the primary beneficiary has a controlling financial interest despite not having voting control of such entities. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Management has determined that the adoption of FIN 46 will not have a material impact on the Company’s financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

In April 2003, the FASB issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company has not determined the effect, if any, that SFAS No. 149 will have on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. Management has determined that the adoption of SFAS No. 150 will not have a material impact on the Company’s financial statements.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made to prior-period amounts to conform with the 2002 presentation. These reclassifications had no effect on the results of operations or financial position for any year presented.

3. RESTRUCTURING COSTS AND IMPAIRMENT LOSS

As a result of the Drypers acquisition, the Company consolidated its operations in the United States and recorded restructuring costs of $6,356 during 2001. The components of these costs were as follows:

Write down of assets held for sale	$2,514
Write off of discontinued inventory	1,547
Redundancy payment costs	1,137
Office closure and other costs	1,158

Total	$6,356

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

3. RESTRUCTURING COSTS AND IMPAIRMENT LOSS—continued

Redundancy payments, office closure and other costs were recorded and related principally to the closure of the manufacturing facility located in Duluth, Georgia; a liability totaling $2,295 was recorded by the Company during 2001 relating to these costs. The carrying values of the manufacturing plant in Duluth along with certain equipment located therein, which are held for sale, were adjusted to their estimated fair value. In addition, in conjunction with these activities, management discontinued certain product offerings resulting in the write off of inventories on hand related to these discontinued lines and all discontinued inventories were disposed during 2002.

The redundancy payments related principally to the termination of approximately 326 employees at the Duluth facility; these employees were terminated in the first quarter of 2002. Office closure and other costs accrued in 2001 were substantially incurred during 2002. Activities relating to accrued restructuring costs are summarized below.

	Redundancy Payment Costs	Office Closure and Other Costs	Total
Provision recorded in 2001 and accrued balance at December 31, 2001	$1,137	$1,158	$2,295
Costs incurred	(1,337)	(1,158)	(2,495)
Changes in estimates recorded	200	—	200

Balance at December 31, 2002	$—	$—	$—

The Company also recorded an impairment loss of $160, $576 and $654 related to its U.K. operation, Drypers trademark and assets held-for-sale in the United States operation, respectively, in 2002 (see Notes 8, 10 and 11).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

4. SETTLEMENT OF LEGAL CASES

In February 1995, the Company and its U.S. subsidiary were named as defendants in Action No. 95-19-2-ALB-AMER (WLS) brought by the plaintiffs John M. Tharpe, Robert E. Herrin and R & L Engineering, Inc., a Georgia corporation, (collectively the “Plaintiffs”) in the United States District Court for the Middle District of Georgia. The complaint alleged that the Company, its United States subsidiary and certain European suppliers of disposable diaper manufacturing equipment (the “Defendants”) have infringed U.S. Patent No. 5,308,345 which relates to a certain process for elasticizing the waistband of disposable diapers, that the Company and its U.S. subsidiary breached a confidentiality agreement with the Plaintiffs by using certain information relating to the waistband applicator disclosed to them in confidence by the Plaintiffs, and theft by the Defendants of the Plaintiffs’ trade secrets concerning the waistband applicator. On March 20, 2002 the United States District Court for the Middle District of Georgia entered a $4,000 judgment in favor of the Plaintiffs. On March 29, 2002 an amended final order and judgment was entered by the United States District Court for the Middle District of Georgia awarding the Plaintiffs $10,400 in actual and increased damages for patent infringement and prejudgment interest on the patent claim. Subsequent to the entering of this final order and judgment, the Company began to negotiate a settlement with the Plaintiffs. On April 9, 2002, the Company entered into a Settlement Agreement with the Plaintiffs. The terms of this Settlement Agreement required the Company to make a lump sum payment of $4,200 to the Plaintiffs no later than April 18, 2002 to settle all asserted claims in the original lawsuit. The $4,200 lump sum payment was made to the Plaintiffs on April 17, 2002. On April 18, 2002, the Company along with the Plaintiffs filed a “Stipulated Final Order of Dismissal” dismissing with prejudice both the judgment dated March 20, 2002 and the amended final order and judgment dated March 29, 2002. Effective with the filing of the “Stipulated Final Order of Dismissal”, the lawsuit has been settled and the judgments of March 20 and March 29 have been vacated. The Company recorded the $4,200 settlement as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations for the year ended December 31, 2001.

A claim was made by Ms. Rhonda Tracy, the owner of U.S. Patent No. 5,797,824 for disposable diapers with a padded waistband and leg holes, asserting that the Company has been manufacturing and/or selling diapers which infringe her patent. No lawsuit has been filed against the Company to date. The Company, however, had filed a lawsuit against Ms. Tracy in the U.S. District Court for the Northern District of Georgia for a declaration that her patent is invalid and/or not infringed. The Company settled this claim with Rhonda Tracy on March 15, 2002 for $375. The Company has recorded the $375 as a loss on settlement of legal cases in the Company’s Consolidated Statements of Operations for the year ended December 31, 2001.

The Company is currently not defending itself in any significant litigation matters. Although it cannot be certain, in management’s opinion, none of the legal proceedings in which the Company is currently involved, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

5. DISPOSAL OF SUBSIDIARIES

Discontinued Operations

On November 11, 2002, the Company entered into a definitive agreement to sell its Australian subsidiaries effective November 1, 2002 and the sale was completed on December 6, 2002. Accordingly, the operating results of the Australian subsidiaries for the ten-months ended October 31, 2002 have been segregated from the Company’s continuing operations and reported as a separate line item on the consolidated statement of operations in 2002. The sale of these subsidiaries was completed for consideration of $29,608. The sale proceeds were reduced by the repayment of bank indebtedness of $6,345 and repayment of inter-company loans in the amount of $2,919, accruals of capital gain tax of $692, and certain other items. The gain on disposal totalled $14,833 (net of $692 taxes). All the sale proceeds were received by the Company in cash in 2002.

The net sales and income before income taxes of the discontinued operations of the Company’s Australian subsidiaries for the ten month period ended October 31, 2002 and two years ended December 31, 2001 and 2000 were as follows:

	For the period January 1 to October 31, 2002	For the year ended
		December 31 2001	December 31 2000
Net sales	$38,445	$39,342	$39,184

Income before income taxes (excluding gain on disposal of $15,525)	$3,452	$1,993	$3,830

The amount of sales incentives included as a reduction from sales in accordance with EITF No. 01-09 was $5,842, $5,980 and $5,569 for the ten months period ended October 31, 2002 and two years ended December 31, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

5. DISPOSAL OF SUBSIDIARIES—continued

The components of assets and liabilities of the Australian subsidiaries as of December 31, 2001 are summarized below:

December 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	$6
Accounts receivable, net of allowance for doubtful accounts	7,648
Other receivables	69
Inventories	3,818
Prepaid expenses and other current assets	226
Income taxes receivable	49

Total current assets	11,816

Net property and equipment	5,694

Total assets	$17,510

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Short-term borrowings	$6,262
Accounts payables	3,208
Accrued expenses and other liabilities	2,236
Income tax payable	—
Current portion of long-term debt	270

Total current liabilities	11,976

Long-term debt	2,845

Total shareholder’s equity	2,689

Total liabilities and shareholder’s equity	$17,510

Other Disposals

Due to the decision made in 2001 to liquidate a business in Europe, the Company recorded a loss of $672 relating to the write off of assets and the recording of closure and liquidation costs. The operating results of this business prior to the liquidation are included within the results of continuing operations in the accompanying 2001 and 2000 consolidated statements of operations and were not significant.

In October 2000, the Company sold its investment in the adult incontinence manufacturing operation in Switzerland and a distribution office in Germany for a cash consideration of $4,963, resulting in a gain of $214. The operating results of this business prior to the sale are included within the results of continuing operations in the accompanying 2000 consolidated statements of operations and were not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

6. PROVISION FOR INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The Company is not taxed in the British Virgin Islands where it is incorporated.

The components of income (loss) from continuing operations before income taxes and minority interest are as follows:

	2002	2001	2000
U.S.	$(788)	$(21,078)	$4,446
Foreign	2,204	(6,910)	(3,615)

	$1,416	$(27,988)	$831

The provision for income taxes of continuing operations consists of the following:

	2002	2001	2000
Current
U.S.	$(135)	$29	$554
Foreign	2,518	1,795	1,075
Benefit of loss carryforwards	—	—	(95)
Benefit of loss carryback	(1,419)	(736)	—
Deferred taxes	(462)	29	(279)

	$502	$1,117	$1,255

A reconciliation between the provision for income taxes of continuing operations computed by applying the United States Federal statutory tax rate to income (loss) from continuing operations before taxes and minority interest and the actual provision for income taxes is as follows:

	2002	2001	2000
Provision for income taxes at statutory rate on income (loss) from continuing operations for the year	$495	$(9,796)	$291
Effect of different tax rates applicable to foreign earnings	102	(258)	449
Foreign losses which are not deductible	889	3,536	1,020
Foreign profits which are not taxable	(464)	1,779	(2,177)
Change in valuation allowance	883	6,110	1,379
Withholding tax on interest and royalty income	618	484	264
Benefit of loss carryback	(1,419)	(736)	—
Other	(602)	(2)	29

	$502	$1,117	$1,255

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

6. PROVISION FOR INCOME TAXES—continued

The Company’s subsidiary incorporated in the People’s Republic of China (the “PRC”) is entitled to a two-year exemption from state and local income taxes commencing from the first profitable year of operations, which was 1998, followed by a 50% reduction in tax rates for the next three years. The year ended December 31, 2000 was the first year for the subsidiary to be under a 50% reduction in the prevailing tax rate. Since the subsidiary has operating losses since 2000, this tax holiday did not have any effect on the Company’s net income (loss) or earnings (loss) per share in 2002, 2001 and 2000.

Certain subsidiaries have operating loss carryforwards for income tax purposes which may be applied to reduce future taxable income. The loss carryforwards are available on a country by country basis and are not available for use except in the country in which the loss occurred. At December 31, 2002 the tax loss carryforwards by country and their future expiration dates are as follows:

	Total	2002	2003-2005	2006	2007	2010-2021	Indefinite
United Kingdom	$106,019	$—	$—	$—	$—	$—	$106,019
U.S.A.—Federal	8,970	—	—	—	—	8,970	—
U.S.A.—State	20,729	—	—	—	—	20,729	—
PRC	1,845	—	—	263	1,582	—	—

	$137,563	$—	$—	$263	$1,582	$29,699	$106,019

Included in United Kingdom operating loss carryforwards for income tax purposes is approximately $74,242 relating to tax losses at the date of acquisition of a company acquired in 1993. Utilization of these losses will result in a reduction in future tax expense and is dependent on both the earning of sufficient otherwise taxable income in the relevant countries and the satisfaction of technical requirements of applicable law. In the case of the United Kingdom, this includes the requirement that there not be a “major change” in business activities.

In March 2002, the United States amended its regulations allowing the losses of 2001 to be carried back five years instead of its normal two years carryback period. As a result, the Company carried back $4,483 of its losses resulting in an additional benefit of $1,419. This benefit was recorded during 2002, the period in which the change was enacted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

6. PROVISION FOR INCOME TAXES—continued

Deferred income tax balances at December 31 are related to:

	2002		2001
	Assets	Liabilities	Assets	Liabilities
Inventories	$1	$—	$3	$—
Accounts receivable and prepaid expenses	179	—	153	(9)
Property, plant and equipment	—	(1,236)	—	(1,255)
Other	759	(225)	290	(212)
Tax loss carryforwards	41,929	—	37,761	—
Valuation allowances	(40,268)	—	(36,288)	—

Total	$2,600	$(1,461)	$1,919	$(1,476)

In addition to the amounts above, the Company has a tax loss of $3,353 which is available for carryforward to offset capital gains in the United States. The Company has recorded a valuation allowance of an equal amount given the uncertainty of realizing the benefit of such losses.

At December 31, 2002, accumulated retained earnings of subsidiaries of the Company totaled $34,857. No provision for withholding taxes has been made because it is expected that such earnings will be reinvested indefinitely. The determination of the withholding taxes that would be payable upon remittance of these earnings and the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

7. INVENTORIES

Inventories by major categories are summarized as follows:

	2002	2001
Raw materials	$10,589	$14,000
Finished goods	12,246	19,840

	$22,835	$33,840

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

8. PROPERTY, PLANT AND EQUIPMENT

Included in property, plant and equipment are assets acquired under capital leases with the following net book values:

	2002	2001
At cost:
Machinery and equipment	$7,390	$12,659
Motor vehicles	145	145

	7,535	12,804
Less: Accumulated amortization	(1,981)	(3,531)

Net book value	$5,554	$9,273

As a result of continuing losses of the Company’s U.K. operation, the Company performed an impairment assessment during 2002, which resulted in an impairment charge recorded of $160.

9. LOAN RECEIVABLE

The loan receivable is due from a minority shareholder of a subsidiary and is non-interest bearing.

During 2002, a repayment plan was agreed to with the minority shareholder. Under the agreement, the loan is repayable in five equal annual installments beginning in 2002. During 2002, the first annual installment was paid. As a result of reaching agreement on a payment plan and receiving the first installment payment, the Company reversed the allowance for doubtful accounts of $300 recorded in 2001 relating to this receivable. At December 31, 2002, the current portion of the note receivable of $124 is included in other receivables. At December 31, 2001, the entire note was included as a long-term asset as no specific repayment plan had existed at that time.

10. OTHER ASSETS

Other assets consist of the following:

	2002	2001
Assets held-for-sale	$6,300	$7,776
Prepayment of long-term loan fee	535	777
Deposit for a license use right (see Notes 15 and 22)	625	500
Deposit for land	417	121
Deposits for new machinery	563	787

	$8,440	$9,961

Assets held-for-sale relate to the manufacturing plant in Duluth, Georgia and certain equipment located therein (see Note 3). During 2002, the Company reassessed the carrying value of assets held-for-sale due to market conditions, which resulted in an impairment charge recorded of $654.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

11. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consist of the following:

	2002	2001
Goodwill	$—	$558
Less: Accumulated amortization	—	(531)

Net book value	$—	$27

Drypers trademarks	$1,328	$2,068
Patents	1,990	1,990
Private label customer relationship	1,150	1,150

	4,468	5,208
Less: Accumulated amortization	(803)	(496)

Net book value	$3,665	$4,712

The net carrying value of goodwill and the Drypers Trademarks totalled $1,328 and $1,931 at December 31, 2002 and 2001, including accumulated amortization of $695 at December 31, 2001 which is included in the carrying value at January 1, 2002 as a result of adoption of SFAS No. 142 (see Note 2).

As a result of the adoption of SFAS No. 142, the Company no longer amortizes goodwill or the Drypers Trademarks beginning January 1, 2002. Instead, these assets are assessed for impairment at least annually. During the fourth quarter of 2002, the Company performed its annual impairment test as a result of declining sales related to the Drypers Trademarks, which resulted in an impairment loss of $576. The fair value of these assets encompassed in the impairment test was determined using weighted average of relief from royalty, gross profit advantage and residual income method. Amortization expense relating to intangible assets with definite lives (patents and private label customer relationship) charged to income from operations for the years ended December 31, 2002, 2001 and 2000 was $498, $744 and $206, respectively.

Estimated amortization expense of the patents and private label customer relationship for the next five years is as follows:

2003	$449
2004	449
2005	449
2006	448
2007	448
Thereafter	94

Total	$2,337

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

12. SHORT-TERM BORROWINGS

These include borrowings in the form of trade acceptances, loans and overdrafts with various banks:

	2002	2001
Credit facilities granted	$28,651	$37,008

Utilized	$10,597	$28,675

Weighted average interest rate on borrowings at end of year	5.97%	4.43%

The Company maintains short-term bank credit lines in each of the countries in which it operates. Interest rates are generally based on the banks’ prime lending rates and cost of funds and the credit lines are normally subject to annual review. The amounts outstanding as of December 31, 2002 and 2001 include $5,820 and $11,900, respectively, relating to the revolving credit facility provided by the Senior Lender discussed in Note 13. The credit facilities utilized and granted, excluding the revolving credit facility provided by the Senior Lender, totalled $4,777 and $13,651, respectively, at December 31, 2002 ($16,775 and $22,008 respectively, at December 31, 2001). At December 31, 2002 and 2001, amounts available for additional borrowings, excluding those available under the revolving credit facility provided by the Senior Lender discussed in Note 13, totalled $8,874 and $5,233, respectively. At December 31, 2002 and 2001, borrowings of $7,005 and $15,760 were collateralized by the pledge of machinery and equipment, accounts receivable and inventory of subsidiaries with a book value of $28,119 and $35,641, respectively. In addition, borrowings of $846 and $7,323 are collateralized by the pledge of land and buildings with a net book value of $2,162 and $5,096 as of December 31, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

13. LONG-TERM DEBT

Long-term debt consists of:

	2002	2001
Term loans bearing interest at U.S. Prime rate plus 2.25% per annum (7.0% and 6.68% per annum at December 31, 2002 and 2001, respectively) principal payable in monthly installments of $183.3 plus accrued interest, secured by substantially all the assets of the Company’s Georgia, Ohio and Washington facilities	$5,538	$8,712
Loan from a finance company (the “Wisconsin Loan”) at London Inter-Bank Offered Rate (“LIBOR”) plus 3.0% per annum, principal payable in monthly installments of $41.7 plus accrued interest, 4.425% and 5.5% per annum at December 31, 2002 and 2001, respectively, secured by substantially all the assets of the Company’s Wisconsin facilities	1,417	1,917
Mortgage loan bearing interest at LIBOR plus 1.25% per annum (2.6875% and 3.4375% per annum at December 31, 2002 and 2001, respectively), interest payable quarterly with entire principal due in November 2006	2,080	2,087
Vendor loan bearing interest at 7.0% per annum at December 31, 2002, principal payable biannually of $612.5 plus accrued interest, secured by a machine in the Company’s Malaysian facility	1,531	—
Capital leases bearing interest rates ranging from 4.50% to 12.00% per annum at December 31, 2002 and 2001	3,146	6,540

Total	13,712	19,256
Current portion of long-term debt	4,515	6,038

Long-term debt, less current portion	$9,197	$13,218

Maturities of long-term debt as at December 31, 2002 are as follows:

	Loans	Capital leases	Total
Year ending December 31,
2003	$3,313	$1,202	$4,515
2004	3,313	853	4,166
2005	1,860	868	2,728
2006	2,080	223	2,303

Total	$10,566	$3,146	$13,712

The capital lease commitments amounts above exclude implicit interest of $116, $44, $33, and $2 payable in the years ending December 31, 2003, 2004, 2005 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

13. LONG-TERM DEBT—continued

In March 2001, one of the Company’s U.S. subsidiaries (the “Subsidiary”) entered into an amended financing agreement with its existing financial institution (the “Senior Lender”) under which the Subsidiary received a term loan of $11,000 (the “Term Loan”), a capital expenditure line of up to $5,000, and a revolving credit facility (based on the lesser of a percentage of eligible accounts receivable and inventory or $15,000). Such financing was entered into in connection with the Subsidiary’s purchase of certain assets of the North American operations of Drypers Corporation as discussed in Note 20. The full amount of the $11,000 Term Loan was borrowed, with interest payable at the LIBOR for one portion of the loan and prime plus 2.75% per year for the other portion. The financing agreement was amended in December 2001, and the remaining principal balance on the Term Loan of $8,712 as of December 31, 2001 was divided into three separate term loans in the amount of $2,781, $2,934 and $2,997. These loans are repayable in monthly installments of principal in the amount of $183.3 plus interest and are collateralized by the Subsidiary’s assets. In addition, the Subsidiary had outstanding borrowings of approximately $5,820 and $11,900 of the $15,000 revolving credit facility as of December 31, 2002 and 2001, respectively. These amounts were recorded as a component of short-term borrowings in the Company’s Consolidated Balance Sheets (see Note 12). The Company had approximately $9,180 available for additional borrowings under the revolving credit facility at December 31, 2002.

Among other things, the Senior Lender Loan agreement contains certain restrictive covenants, including the maintenance of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and tangible net worth, and places limitations on acquisitions, dispositions, capital expenditures, and additional indebtedness. At December 31, 2001, the Company was not in compliance with the EBITDA covenant due to the legal settlement discussed in Note 4. These violations were waived by the Senior Lender on April 17, 2002.

In connection with the waiver of these covenant violations, the Senior Lender and the Company amended the revolving credit facility ($1,450 plus the lesser of a percentage of eligible accounts receivable and inventory or $15,000) to allow for additional advances of up to $1,450 for the legal settlement, increased the capital expenditure line to $6,975 and revised certain covenants including capital expenditures, payments and prepayments, and additional indebtedness. Through December 31, 2002, the Company has not borrowed any accounts under the capital expenditure line. As a result, the Company had approximately $6,975 available for additional borrowings under the capital expenditure line at December 31, 2002.

In addition in March 2001, the Company borrowed $15,000 under a term loan (the “$15 million Term Loan”) from an overseas financial institution. One of the Company’s non-executive directors holds a seat on the Board of Directors of this company. The loan bears annual interest at a rate of 14.5% increasing to 17.5% if any amounts payable under the loan were not repaid when due. Interest was payable monthly while principal was due in March 2002. The Company had the option to repay all or a portion of the loan after the six-month anniversary of the initial borrowing. The loan was secured by the Company’s ownership interest in its Australian subsidiaries. In addition, the loan agreement contains certain restrictive covenants, including minimum tangible net worth and EBITDA of the Australian subsidiaries. The borrowings were guaranteed by the Company’s Chairman and Chief Executive Officer. The Company repaid the $15 million Term Loan in September 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except shares and per share amount)

13. LONG-TERM DEBT—continued

In conjunction with the $15 million Term Loan, the Company committed to issue share purchase warrants to the lender. The warrants allowed the lender to purchase Ordinary Shares of the Company at a price of $0.01 per share. The number of warrants issued equaled 0.75% of the Company’s diluted Ordinary Shares outstanding for each month the principal balance of the loan was outstanding. Due to the repayment of the $15 million Term Loan after the six-month anniversary of the initial borrowing, the Company issued 4.5% of the Company’s diluted Ordinary Shares, equivalent to 314,510 shares. The fair value of the warrants of $1,372 was treated as interest expense in 2001. The fair value of the warrants was estimated using the Black-Scholes Model. The assumptions used in the model included: fair value of ordinary shares of $4.81 per share, volatility rate of 80%, a discount rate of 3.41% and an estimated life of one year.

The Company violated the covenant of the Wisconsin Loan requiring the submission of audited financial statements of the Company’s Wisconsin subsidiary within 120 days of December 31, 2001. The Lender issued a waiver with respect to this violation. The Company also violated the covenant of the Senior Lender Loan requiring the submission of audited financial statements within 90 days of December 31, 2002. The Senior Lender issued a waiver with respect to this violation.

14. RECEIVABLE FROM SHAREHOLDER

In 2002, 2001 and 2000, the Company advanced $1,868, $3,046 and $10,744, respectively, to Brandon Wang, the founder, substantial shareholder and Chief Executive Officer of the Company and to a trust of which he is a beneficiary. These advances were made under a loan and security agreement in which the Company agreed to make loans to Brandon Wang from time to time, subject to any limit on such loans which may be imposed by the Board of Directors. The loans were repayable on demand evidenced by promissory notes (the “Notes”) bearing interest at a rate equal to 1.5% over LIBOR or such other rate that the Board of Directors and the borrower shall agree in writing.

In January 2000, the Company’s U.S. subsidiary borrowed amounts under a term loan facility which was used to repay the balance of a loan payable by Brandon Wang to a bank, amounting to $5,250. This amount has been aggregated with the receivable from Brandon Wang under the Notes, which amounted to $2,811 at December 31, 1999, and is repayable on demand and carries the same interest terms as those of the Notes.

Brandon Wang is required to provide as collateral shares of the Company held by him. The security agreement with Brandon Wang requires that the total amounts due from him should not exceed 80% of the fair market value of the pledged shares. The loan balance exceeded 80% of the fair value of the shares pledged as collateral as a result of a decline in the quoted market price of such shares subsequent to December 31, 2001 and 2002.

In 2002, the Board of Directors of the Company approved a plan whereby Brandon Wang has committed to make payments such that the outstanding balance decreases by $1,000 each year beginning in 2002. The Board of Directors of the Company also has decided not to take any further action on this matter at this time, including any available to it as a result of the decrease in the fair value of the shares pledged as collateral.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

14. RECEIVABLE FROM SHAREHOLDER—continued

At December 31, 2002 and 2001, the Company has classified the balances owed by Brandon Wang as a reduction from shareholder equity. During 2002, 2001 and 2000, Brandon Wang and a trust controlled by him repaid $4,061, $3,914 and $1,943, respectively, to the Company. Interest of $230, $445 and $470 was charged on these advances in 2002, 2001 and 2000, respectively.

In March 2003, the Board of Directors authorized certain transactions which are described in Note 22. As a result of these transactions, it is expected that the shareholder loan balance of $8,551 as of December 31, 2002 will be substantially repaid by December 31, 2003.

15. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease land, facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Rental expense under operating leases was $4,386 in 2002, $3,582 in 2001 and $1,650 in 2000.

At December 31, 2002, the Company and its subsidiaries were obligated under operating leases requiring minimum rentals as follows:

Year ending December 31,
2003	$3,966
2004	1,342
2005	846
2006	803
2007	698
2008 and thereafter	71

Total	$7,726

In August 2001, the Company signed a license agreement to purchase a license use right (the “License Use Right”) for $2,500 for the manufacture and sale of disposable baby, adult incontinence and feminine hygiene products in certain territories. As of December 31, 2002 and 2001, the Company paid a $625 and $500 deposit for the use of license right and recorded this amount as other assets in the accompanying consolidated balance sheets at December 31, 2002 and 2001, respectively. In addition, the Company must pay a royalty fee ranging from 3%—5% for twenty years of certain product sales. Through December 31, 2002, no products related to the license agreement were sold and no royalty was paid.

In February 2003, the Company signed a joint venture agreement with Japanese parties to establish a joint venture with a registered capital of $5,000 in Shanghai, the PRC and the Company owns 75% of the equity of the joint venture. The joint venture will engage in manufacture of absorbent products such as baby diapers, feminine napkins and adult incontinence products and the Japanese parties will provide the proprietary patents, related technology and certain raw materials. The Company committed a maximum financial obligation of $20,250 in the investment, which includes the $2,500 commitment related to the License Use Right.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except shares and per share amounts)

15. COMMITMENTS AND CONTINGENCIES—continued

In addition, the Company has a total capital commitment of $3,131 for the purchase of land and the acquisition of machinery for use in Thailand and a United States facility as of year ended December 31, 2002.

On May 21, 2001, the Company entered into an agreement with The Procter & Gamble Company (“P&G”) to settle any potential liability of the Company which may have existed with respect to any past infringement on P&G patents prior to January 1, 2001 and to agree on royalty payments relating to sales on certain of the Company’s products in the Asian Pacific and Australian region after December 31, 2000 ($546 and $532 for the year ended December 31, 2002 and 2001, respectively). The agreement encompasses fixed payments totaling $300 relating to the period prior to January 1, 2001 which was recorded in the statement of operations for the year ended December 31, 2000 as a component of selling, general and administrative expense.

The Company and its subsidiaries are, from time to time, involved in routine legal matters incidental to their business. As discussed in Note 4, the Company settled the R&L lawsuit and the Rhonda Tracy claim for $4,200 and $375 in April and March 2002, respectively. The Company is currently not defending itself in any significant litigation matters. Although it cannot be certain, in management’s opinion, none of the legal proceedings in which the Company is currently involved, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition or results of operation.

On March 21, 2003, the Board of Directors authorized a series of transactions which are described in Note 22.

16. EMPLOYEE BENEFIT PLANS

The Company’s United States subsidiary has established a 401(k) plan under which the Company matches employee contributions up to 5% of employees’ base compensation. The Company’s other international subsidiaries have defined contribution plans, covering substantially all employees, which are determined by the boards of directors of the subsidiaries. These plans provide for annual contributions by the Company from 2% to 22.5% of eligible compensation of employees based on length of service.

Total expense related to the above plans was $1,576 in 2002, $1,662 in 2001 and $1,075 in 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

16. EMPLOYEE BENEFIT PLANS—continued

In March 2002, the Company adopted an Equity Participation Plan (the “Plan”). The Plan allows for the awarding of restricted shares, non-qualified stock options, incentive stock options and stock appreciation rights. The purpose of the Plan is to provide eligible employees of the Company an opportunity to acquire an equity interest in the Company. Subject to adjustment under the Plan, 1,500,000 Ordinary Shares are available for awards under the Plan and no more than 375,000 Ordinary Shares may be granted or awarded to a participant during a calendar year. There were no shares awarded under the Plan in 2002. However, on March 19, 2003, the Company granted and issued 1,175,000 restricted shares and 195,000 share options under the Plan to executive directors and key employees. Included in this amount were 375,000 restricted shares issued to Mr. Brandon Wang, the Company’s Chief Executive Officer. The vesting period of the restricted shares is six months for those awarded to Mr. Brandon Wang and one year for all others. The options vest over a period of 2 to 4 years.

17. SUPPLEMENTARY INFORMATION

Valuation and qualifying accounts:

	Balance at beginning of year	Disposal of a subsidiary	Charged to cost and expenses	Deductions	Balance at end of year
Year ended December 31, 2002
Allowances for doubtful accounts	$2,921	$(41)	$1,454	$(2,378)	$1,956
Provision for inventory obsolescence	1,710	(104)	645	(490)	1,761

	$4,631	$(145)	$2,099	$(2,868)	$3,717

Year ended December 31, 2001
Allowances for doubtful accounts	$897	$—	$2,802	$(778)	$2,921
Provision for inventory obsolescence	490	—	1,414	(194)	1,710

	$1,387	$—	$4,216	$(972)	$4,631

Year ended December 31, 2000
Allowances for doubtful accounts	$724	$(41)	$256	$(42)	$897
Provision for inventory obsolescence	376	(76)	457	(267)	490

	$1,100	$(117)	$713	$(309)	$1,387

Deductions relate to write-offs of accounts receivable as bad debts and disposals of inventories. In addition, the reversal of $300 allowance relating to the note receivable recorded in 2002 (see Note 9) is included as a deduction in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts and other receivables, loan receivable, receivable from shareholder, accounts payable, short-term borrowings, and long-term debt are reasonable estimates of their fair value. The interest rate on the Company’s long-term debt approximates that which would have been available at December 31, 2002 for debt of the same remaining maturities.

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

19. SEGMENT INFORMATION

The Company is engaged in one industry segment, the manufacturing and marketing of disposable hygienic products. However, the Company had four principal geographic segments before the disposal of the Australian subsidiaries in 2002, and three segments thereafter, for operating management purposes. The principal measures of operating performance are operating income (loss) and income (loss) before income taxes.

Within these industry segments, the Company derived its revenues of continuing operations from the following product lines for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Products
Disposable baby diapers	$180,646	$179,206	$108,245
Adult incontinence products	32,956	30,305	39,909
Training pants, youth pants and sanitary napkins	14,195	18,258	9,459

Total net sales from continuing operations	$227,797	$227,769	$157,613

Certain financial information of continuing operations by geographic area are as follows:

	2002	2001	2000
Net sales
North America (principally the U.S.)	$161,528	$158,568	$85,757
Asia	62,138	62,976	55,361
Europe	4,131	6,225	16,495

Net sales from continuing operations	$227,797	$227,769	$157,613

Intersegment sales were not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

19. SEGMENT INFORMATION—continued

	2002	2001	2000
Operating income (loss)
North America (principally the U.S.)	$4,290	$(14,274)	$5,301
Asia	4,543	5,119	4,609
Europe	(876)	(1,361)	(2,371)
Corporate	(5,341)	(5,244)	(4,983)

Operating income (loss) from continuing operations	$2,616	$(15,760)	$2,556

Income (loss) before income taxes and minority interest
North America (principally the U.S.)	$2,540	$(20,970)	$4,451
Asia	4,916	4,718	3,914
Europe	(810)	(1,991)	(2,435)
Corporate	(5,230)	(9,745)	(5,099)

Income (loss) before income taxes and minority interest from continuing operations	$1,416	$(27,988)	$831

The income before income tax and minority interest in 2002 included impairment loss of $160 relating to Europe, and $654 and $576 relating to the Company’s North American operations. The loss before income taxes and minority interest in 2001 included restructuring costs of $6,356, provision of bad and doubtful debts for Ames Department Stores of $800, settlement of legal cases of $4,575 relating to the North American operations and loss on divestiture of $672 relating to the European operation.

	2002	2001	2000
Interest expenses
North America (principally the U.S.)	$1,576	$1,455	$882
Asia	257	340	285
Europe	7	11	145
Corporate	126	2,592	159

Interest expenses from continuing operations	$1,966	$4,398	$1,471

The fair value of the warrants interest of $1,372 was recorded as a component of corporate expense in 2001 in the table above.

	2002	2001	2000
Interest income
North America (principally the U.S.)	$23	$136	$204
Asia	33	35	34
Europe	8	3	63
Corporate	264	503	515

Interest income from continuing operations	$328	$677	$816

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands)

19. SEGMENT INFORMATION—continued

	2002	2001	2000
Assets, at end of year
North America (principally the U.S.)	$63,683	$79,397	$46,599
Asia	35,155	35,281	39,194
Europe	1,053	1,648	2,876
Corporate assets	29,976	4,812	3,381

Assets, at the end of year of continuing operations	$129,867	$121,138	$92,050

Expenditures for property, plant and equipment
North America (principally the U.S.)	$2,112	$8,025	$2,645
Asia	3,831	775	1,528
Europe	30	59	197
Corporate assets	1,433	—	80

	$7,406	$8,859	$4,450

Depreciation and amortization
North America (principally the U.S.)	$4,484	$5,731	$3,875
Asia	2,792	2,933	2,901
Europe	141	320	978
Corporate assets	179	86	68

Depreciation and amortization from continuing operations	$7,596	$9,070	$7,822

Property, plant and equipment, end of year
North America (principally the U.S.)	$19,673	$21,600	$19,431
Asia	8,636	7,254	9,776
Europe	189	—	166
Corporate assets	768	566	522

Property, plant and equipment, end of year of continuing operations	$29,266	$29,420	$29,895

A customer of the Company accounted for approximately 16% of the net sales in 2002. Accounts receivable from this customer totalled approximated $2,251 of total receivables as of December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except shares and per share amounts)

20. BUSINESS ACQUISITION

In March 2001, one of the Company’s U.S. subsidiaries acquired the North American assets of Drypers Corporation pursuant to the order of the U.S. Bankruptcy Court based in Houston, Texas for approximately $39,625, including acquisition costs, less working capital adjustments of $3,747. The assets are located in Marion, Ohio; Vancouver, Washington and Houston, Texas and relate to the manufacture and sale of disposable baby diapers and training pants. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion 16, “Business Combinations”, and the purchase price was allocated based on the relative fair values of the assets acquired.

The fair value of assets acquired and consideration paid were as follows:

Fair value of tangible assets acquired	$30,670
Fair value of Drypers trademarks, patents and customer relationships	5,208

$35,878

The operating results of the Drypers assets acquired have been included in the Company’s Consolidated Statements of Operations from March 14, 2001, the acquisition date. The unaudited pro forma results of continuing operations of the Company for the years ended December 31, 2001 and 2000, assuming the acquisition occurred at the beginning of each period are as follows:

	2001	2000
Net sales	$278,811	$365,684

Loss from continuing operations	$29,117	$8,094

Net loss	$27,151	$4,565

Loss per share from continuing operations	$4.33	$1.21

Net loss per share	$4.04	$0.68

The acquisition was financed by existing cash balances of the Company, proceeds from term loans and a revolving credit line (see Notes 12 and 13).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except shares and per share amounts)

21. QUARTERLY DATA (UNAUDITED)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002
Net sales	$55,538	$55,835	$57,718	$58,706
Gross profit	13,128	14,637	14,586	15,024
Income (loss) from continuing operations(1)	(826)	(108)	106	473
Income from discontinued operations(2)	820	936	781	15,063
Net income (loss)(1 and 2)	(6)	828	887	15,536
Income (loss) per share:
Income (loss) from continuing operations	(0.12)	(0.01)	0.02	0.06
Income from discontinued operations	0.12	0.13	0.11	2.16
Net income (loss) per share	(0.00)	0.12	0.13	2.22

2001
Net sales	$44,622	$64,135	$61,009	$58,003
Gross profit	9,452	13,645	12,626	13,633
Loss from continuing operations(3)	(490)	(5,262)	(12,373)	(11,404)
Income from discontinued operations	382	170	606	808
Net loss(3)	(108)	(5,092)	(11,767)	(10,596)
Income (loss) per share:
Loss from continuing operations	(0.08)	(0.79)	(1.85)	(1.67)
Income from discontinued operations	0.06	0.03	0.09	0.11
Net loss per share	(0.02)	(0.76)	(1.76)	(1.56)

(1)	Includes impairment loss of $160 on the Company’s U.K. operation in the third quarter, and $654 and $576 on the assets held-for-sale and the Drypers trademarks in the fourth quarter.
(2)	Includes net gain on disposal of discontinued operations of $14,833 (net of tax of $692) in the fourth quarter.
(3)	Includes restructuring cost of $256, $4,610 and $1,490 from second to fourth quarter, provision of bad and doubtful debts relating to Ames Department Stores of $800 in second quarter, and loss on divestiture and settlement of legal cases of $672 and $4,575, respectively, in the fourth quarter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands except shares and per share amounts)

22. POST BALANCE SHEET EVENTS

On March 21, 2003, the Company announced a series of transactions authorized by the Board of Directors. As a part of the series of transactions authorized, the Company announced the payment of a special cash dividend of 70-cents per share to shareholders of record on April 11, 2003, which was paid on April 25, 2003 totalling $5,715. The dividends received by Mr. Wang ($2,489) will be used to repay the shareholder loan due to the Company (see Note 14).

The Board of Directors of the Company also authorized a share repurchase program of up to approximately 10% of the Company’s outstanding ordinary shares. The actual number of shares repurchased and the timing of the transactions will depend upon prevailing market conditions and other factors. Purchases may be made in the open market, through block trades or otherwise. In May 2003, the Company purchased 400,000 shares pursuant to the repurchase program.

The Board has authorized the purchase of the London residence of its Chairman and Chief Executive Officer, Mr. Brandon Wang, for its estimated fair value determined by an independent appraiser, approximately $12,000. The net proceeds of this transaction of approximately $5,500 will be used to repay a portion of the shareholder loan due to the Company (see Note 14). Mr. Wang will enter into an agreement with the Company for lease of this London property at a market rate determined by an independent appraiser (approximately $425 annually) for a yet to be determined period.

On March 19, 2003, 375,000 restricted shares were granted to Mr. Brandon Wang under the Company’s Equity Participation Plan (see Note 16). These restricted Ordinary Shares are considered bonus shares that have a six-month vesting period from the date of grant. Dependent upon market conditions and other factors, Mr. Brandon Wang intends to sell these restricted Ordinary Shares back to the Company at the end of the vesting period. The proceeds from the sale of these shares will be used to reduce his shareholder loan due to the Company. It is anticipated, as a result of these series of transactions, that the shareholder loan balance of $8,551 as of December 31, 2002 will be substantially repaid by December 31, 2003 (see Note 14).

The Company signed a letter of intent in May 2003 to purchase an additional land use right in Waigaoqiao, Shanghai, PRC for $1,777.

SHAREHOLDER INFORMATION

Annual Meeting

The next annual meeting of shareholders will be held in Kuala Lumpur, Malaysia on November 12, 2003 at 10:00 a.m. local time. Notice of the meeting and proxy statement will be mailed to shareholders before the meeting.

Market Information

The Company’s shares are traded on the NASDAQ National Market System under the Symbol DSGIF.

Stock Transfer Agent

Mellon Investor Services LLC

P.O. Box 3315

South Hackensack

New Jersey 07606

U.S.A.

Phone	:	1-800-356 2017
(1) 201-329-8660 (Foreign)
1-800-231-5469 (TDD for Hearing-Impaired)
Website	:	www.melloninvestor.com

Independent Auditors

Deloitte Touche Tohmatsu

26th Floor, Wing On Centre

111, Connaught Road, Central

Hong Kong

Principal Executive Office

DSG International Limited

17th Floor, Watson Centre

16-22 Kung Yip Street

Kwai Chung

Hong Kong

Phone	:	(852) 2484-4820

Form 20-F

The Company’s 2002 report to the Securities and Exchange Commission on Form 20-F provides additional details about the Company’s business as well as other financial information not included in this annual report. A copy of this report is available to shareholders upon written request to the Company’s Principal Executive Office.

DSG COMPANIES

Asia		North America

Disposable Soft Goods Limited		Associated Hygienic Products LLC
17/F Watson Centre		4455 River Green Parkway
16-22 Kung Yip Street		Duluth, GA 30096
Kwai Chung, N T		U.S.A.
Hong Kong		Telephone	: (1) 770-497 9800
Telephone	: (852) 2427 6951	Facsimile	: (1) 770-623 8887
Facsimile	: (852) 2480 4491

Associated Hygienic Products Inc.
Disposable Soft Goods (S) Pte Limited		205 E. Highland Drive
No. 1, Joo Koon Crescent		Oconto Falls, WI 54154
4th Floor, Yeow Heng Industrial Building		U.S.A.
Singapore 629087		Telephone	: (1) 920-846 8444
Telephone	: (65) 6861 9155	Facsimile	: (1) 920-846 3026
Facsimile	: (65) 6861 9313
Europe

Disposable Soft Goods (Zhongshan) Limited
Jin Chang Road		Disposable Soft Goods (UK) Plc
Jin Sha Industrial Zone		Boythorpe Works
Shalang, Zhongshan, Guangdong		Derbyshire
People’s Republic of China		Chesterfield, S40 2PH
Postal Code	: 528411	U.K.
Telephone	: (86) 760-855 9866	Telephone	: (44) 1246-221 228
Facsimile	: (86) 760-855 8794	Facsimile	: (44) 1246-274 773

DSG International (Thailand) Limited
835 Moo 4 Prakasa
Muang
Samutprakarn 10280
Thailand
Telephone	: (66) 2-709 4153
Facsimile	: (66) 2-709 3884

PT DSG Surya Mas Indonesia
Jl. Pancatama Raya Kav. 18
Desa Leuwilimus, Cikande
Serang, Jawa Barat
Indonesia
Telephone	: (62) 254-400 934
Facsimile	: (62) 254-400 939

DSG (Malaysia) Sdn Bhd
Lot 542, Jalan Subang 2
Sg Penaga Industrial Park
47500 Subang Jaya, Selangor Darul Ehsan
Malaysia
Telephone	: (60) 3-8023 1833
Facsimile	: (60) 3-8024 9033

DSG International Limited

Principal Executive Office 17/F Watson Centre 16-22 Kung Yip Street Kwai Chung, N T Hong Kong
Telephone	:	(852) 2484 4820
Facsimile	:	(852) 2480 4491